Exhibit 99.2

GREAT PANTHER SILVER LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

April 27, 2017

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

SHAREHOLDERS OF GREAT PANTHER SILVER LIMITED: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Great Panther Silver Limited, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll free in North America, or 416-304-0211 for collect calls outside of North America or email at assistance@laurelhill.com.

i

GREAT PANTHER SILVER LIMITED

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of GREAT PANTHER SILVER LIMITED (“Great Panther” or the “Company”) will be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada on Thursday, June 8, 2017, at 11:00 a.m. (Pacific Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2016 and the report of the auditor on those statements;
2.	to set the number of directors at six;
3.	to elect directors of the Company to hold office until the close of the next annual general meeting;
4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration;
5.	to approve the Company’s Omnibus Incentive Plan, approved by the board of directors of the Company on April 27, 2017; and
6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice-and-Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Information Circular is available at www.greatpanther.com, at www.envisionreports.com/great-panther-AGM2017 and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone: 1-604-608-1766, toll free: 1-888-355-1766 or by fax: 604-608-1768. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

ii

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular prior to the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received no later than May 24, 2017.

The Information Circular contains details of matters to be considered at the Meeting.

Regardless of whether a Shareholder plans to attend the Meeting in person, we request that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is a non-registered Shareholder.

DATED at Vancouver, British Columbia, April 27, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“R.W. (Bob) Garnett”

R.W. (Bob) Garnett
Chair of the Board

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

If you have any questions or require more information with regard to voting your shares of Great Panther Silver Limited, please contact our proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll free in North America, or 416-304-0211 for collect calls outside of North America or email at assistance@laurelhill.com.

iii

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE
Solicitation of Proxies	1	OFFICERS	49
Notice and Access Process	2	INTEREST OF INFORMED PERSONS IN MATERIAL
Voting by Proxyholder	3	TRANSACTIONS	49
Registered Shareholders	3
Beneficial Shareholders (Non-Registered Shareholders)	4	ADDITIONAL INFORMATION	50
Notice to Shareholders in the United States	5
Revocation of Non-Registered Proxies	5	APPENDIX A - BOARD MANDATE	51

INTEREST OF CERTAIN PERSONS OR COMPANIES		APPENDIX B - OMNIBUS INCENTIVE PLAN	58
IN MATTERS TO BE ACTED UPON	5

RECORD DATE AND VOTING SECURITIES	5
Record Date	5
Voting Securities	6

NUMBER OF AND ELECTION OF DIRECTORS	6
Majority Voting for Directors	6
Advance Notice Policy	7
Nominees for Election	7
Cease Trade Orders, Bankruptcies, Penalties and
Sanctions	11

APPOINTMENT OF AUDITOR	12

APPROVAL OF THE OMNIBUS INCENTIVE PLAN	12

STATEMENT OF CORPORATE GOVERNANCE
PRACTICES	19
General	19
Board of Directors	19
Diversity and Gender Equality	20
Position Descriptions	23
Orientation and Continuing Education	23
Ethical Business Conduct	24
Nomination of Directors	25
Assessments and Performance Reviews	25

AUDIT COMMITTEE	26

STATEMENT OF EXECUTIVE COMPENSATION	27
Named Executive Officers	27
Performance Graph	37
Summary Compensation Table	39
Incentive Plan Awards	39
Pension Plan Benefits	41
Retirement Plan Benefits	41
Termination and Change in Control Provisions	41
Director Compensation	44

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS	46
Share Option Plan	46
Equity Compensation Plan Information	49

iv

GREAT PANTHER SILVER LIMITED

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

INFORMATION CIRCULAR
(unless otherwise specified, information is as of April 21, 2017)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther Silver Limited (the “Company” or “Great Panther”) for use at the annual general and special meeting (the “Meeting”) of its Shareholders to be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada on Thursday, June 8, 2017, at 11:00 a.m. (Pacific Time), for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Director” refers to a member of the board of directors of the Company. “Non-Employee Director” means any Director who is not also an officer or employee of the Company or of a related entity of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther Shareholders” and “Shareholders” refer to Shareholders of the Company. “Registered Shareholders” means Shareholders of the Company who hold Common Shares in their own name. “Beneficial Shareholders” means Shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The board of directors has approved the contents and distribution of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to the delivery of this Information Circular, but proxies may be solicited personally, by telephone or other means by Directors, officers and regular employees of the Company or by solicitation agents engaged by the Company. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Laurel Hill Advisory Group (“Laurel Hill”) will be acting as soliciting agent for the Company to solicit proxies for the Meeting, for a fee of $30,000 plus reasonable out-of-pocket expenses. The Company will bear all costs of this solicitation. If you have any questions about the matters contained herein or how to exercise your voting rights, please contact Laurel Hill by telephone at 1-877-452-7184 toll free in North America, or 416-304-0211 for collect calls outside of North America or email at assistance@laurelhill.com.

1

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Beneficial Shareholders (collectively, the “Notice-and-Access Provisions”), which would allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs of the issuer. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders (as defined below), indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company a paper copy of those materials. This Information Circular has been posted in full at www.greatpanther.com, at www.envisionreports.com/great-panther-AGM2017 and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access notification, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explains how a Shareholder can obtain a paper copy of the Information Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

The Company is required to file a notification at least 25 days prior to the Record Date indicating its intent to use the Notice-and Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the information circular from the Company or any intermediary unless such Shareholder specifically requests same.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone 1-604-608-1766, toll free: 1-888-355-1766 or by fax: 604-608-1768. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received by the Company no later than May 24, 2017.

All Shareholders may call 1-888-355-1766 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

2

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are Directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of Directors;
(b)	any amendment to or variation of any matter identified therein; and
(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy. However, under NYSE MKT Exchange (“NYSE MKT”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of Directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

If you are a Registered Shareholder (a Shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the Proxy, accompanying the Notice and Access notification and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;
(b)	using a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the proxy access number; or
(c)	using Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.
3

In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Revocation of Registered Proxies

A shareholder who has given a proxy may revoke the proxy by:

(a)	signing a proxy with a later date and delivering it at the time and to the place noted above;
(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or
(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders (Non-Registered Shareholders)

Many Shareholders are “non-registered” Shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) who object to their name being disclosed to the issuers of securities they own; or Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

The Company is taking advantage of NI 54-101 provisions permitting it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”), accompanying the Notice and Access notification from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are sent to both registered and non-registered owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly utilizing the Notice-and-Access Provisions, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure their Common Shares are voted at the Meeting.

4

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Additionally, Great Panther may utilize Broadridge’s QuickVote TM service to assist shareholders with voting their shares. NOBOs may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Non-Registered Proxies

A Non-Registered Shareholder may revoke a form of proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Holder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a form of proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

RECORD DATE AND VOTING SECURITIES

Record Date

The board of directors has fixed April 21, 2017, as the record date (the “Record Date”) for the determination of persons entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally, (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

5

Voting Securities

Great Panther’s authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE MKT under the symbol “GPL”. As of April 21, 2017, there were 167,768,538 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of Shareholders. No group of Shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors - Nominees for Election”.

To the knowledge of the directors and executive officers of the Company, the only person or company who beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at April 21, 2017 is:

Shareholder Name	Number of Shares	Percentage of Shares
Van Eck Associates Corporation	25,453,836	15%

NUMBER OF AND ELECTION OF DIRECTORS

The number of Directors was last fixed by Shareholders of the Company at six (6). At the Meeting, Shareholders will be asked to approve an ordinary resolution to fix the number of Directors at six (6).

The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless the Director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each Director elected will hold office until immediately before the election of directors at the next annual general meeting of Shareholders, or if no Director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a Shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Nominating and Corporate Governance Committee will review the circumstances of the withhold vote Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the Board accept the Director’s resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within ninety (90) days of the election. Absent exceptional circumstances, the Board will accept the resignation. The nominee will not participate in any Nominating and Corporate Governance Committee or Board deliberations on the offered resignation. The Company will promptly disclose in a news release the determination made by the Board including, if applicable, the reasons for rejecting the nominee’s resignation.

Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new Director. The policy does not apply in circumstances involving contested director elections.

6

Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013, which was approved by Shareholders at the Company’s annual and special meeting of Shareholders held on June 27, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a Shareholder proposal made pursuant to the provisions of the BCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders -including those participating in a meeting by proxy rather than in person- receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website.

As of the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Nominees for Election

The board of directors of the Company currently consists of seven directors. The Company proposes that the number of directors be reduced to six and has set forth six nominees for election to the board of directors. Voting for the election of the six nominee directors will be conducted on an individual basis. All of the six nominees for election at the Meeting are currently directors of Great Panther. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

The following disclosure sets out, as at the date of this Information Circular, (a) the names of nominees for election as Directors, and their residency, (b) all major offices and positions with the Company each now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a Director of the Company, (e) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and options credited to each nominee, (f) other current public board memberships and committees, and (g) Board and committee meeting attendance in the year ended December 31, 2016.

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company or has been extracted from insider reports filed by the respective nominees and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

Unless authority to do so with respect to one or more Directors is withheld and subject to NYSE MKT rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

7

ROBERT A. ARCHER, P. Geo.
Okanagan Falls, BC, Canada President and Chief Executive Officer, and Non-Independent Director Director Since: April 27, 2004	Mr. Archer has been the Chief Executive Officer and a Director of the Company since 2004. He also held the title of President of the Company from April 2004 to July 2012; and from May 2013 to present. Mr. Archer has a B.Sc. (Hons.) degree in Geology from Laurentian University in Ontario and is a registered Professional Geologist. He has more than 17 years of experience working with major mining companies including Newmont Exploration Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., and Noranda Exploration Inc. In the past 20 years, he has held various positions at the senior management level of junior exploration and producing companies. Mr. Archer also served as Chair of the Board of Directors and chair of the Audit Committee of Altair Gold Inc. from 2006 to 2014. Altair Gold Inc. is a junior gold exploration company listed on the TSX Venture Exchange under the trading symbol AVX. Mr. Archer was also the President and Chief Executive Officer and a Director of Cangold Limited (“Cangold”), a junior mineral exploration company which was acquired by the Company on May 27, 2015.
Securities Held:	Board/Committee Membership	Attendance
Common Shares: 1,566,455 Stock Options: 2,171,000	Board	11 of 11	100%
	Other Public Directorships	Other Public Committee Appointments
	None	None

R.W. (BOB) GARNETT, CPA, CA, ICD.D
Richmond, BC, Canada Independent Director Director Since: May 3, 2011	Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007, he completed the Certified Directors Program with the Institute of Corporate Directors with the designation of ICD.D. In 2012 he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia which appointment has been extended to 2018. The Financial Institutions Commission is an agency of the provincial government, which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Garnett also currently serves on the board of Media Valet Inc., a Vancouver based company that provides cloud based digital asset management software to many of the world’s leading brands. Mr. Garnett is also chair of the Audit Committee of Media Valet Inc. and has served as President of a world ranked golf facility located near Merritt, British Columbia from 2012 to 2015.
Securities Held:	Board/Committee Membership	Attendance
Common Shares: 100,000 Stock Options: 271,250	Board (Chair)	11 of 11	100%
	Audit Committee	4 of 4	100%
	Human Resources and Compensation Committee	4 of 4	100%
	Nominating and Corporate Governance Committee(1)	5 of 5	100%
	Other Public Directorships	Other Public Committee Appointments
	Media Valet Inc. (TSX Venture Exchange)	Audit Committee Chair Compensation Committee Corporate Governance Committee
(1)	Mr. Garnett ceased to be member of the Nominating and Corporate Governance Committee effective March 10, 2017.
8

KENNETH W. MAJOR, P. Eng.
Maple Ridge, BC, Canada Independent Director Director Since: March 17, 2011	Mr. Major is an independent mineral processing consultant for precious and base metals mining companies. Mr. Major graduated from McGill University with a degree in Metallurgical Engineering in 1976. He has more than 40 years of experience in the mining industry, including operations and management with Sherritt Gordon Mines and Newmont Mining Corporation. In 1987, Mr. Major joined Kilborn Engineering in Vancouver as a Senior Process Engineer and Project Manager. In 1994, he became an owner/partner on formation of Rescan Engineering Ltd., an engineering company providing feasibility study and detailed engineering services to the mining industry. Rescan Engineering Ltd. was subsequently acquired by HATCH Engineers and became the global hub for the development of mining and mineral processing engineering opportunities. In 2006, Mr. Major left HATCH Engineers to form an independent processing consulting company, KWM Consulting Inc., and has continued to provide services to the mining community, including major companies such as Newmont Mining, Goldcorp and Agnico-Eagle. Mr. Major also served on the board and Audit Committee of Cangold Limited from December 2011 until May 27, 2015 when it was acquired by the Company.
Securities Held:	Board/Committee Membership	Attendance
Common Shares: 27,833 Stock Options: 176,666	Board	10 of 11	91%
	Safety, Health and Environment Committee (Chair)	1 of 1	100%
	Nominating and Corporate Governance Committee	5 of 5	100%
	Other Public Directorships	Other Public Committee Appointments
	None	None

JOHN JENNINGS, CFA
North Vancouver, BC, Canada Independent Director Director Since: June 28, 2012	Mr. Jennings is a Senior Client Partner with Korn Ferry International, an organizational and people advisory firm and the world's largest provider of executive search. Previously, he was the Chief Operating Officer of a privately held real estate development, management, and investment firm. Prior to that, he had almost three decades of experience in the Canadian and International financial services sectors, as Chief Executive Officer of a Canadian investment dealer and, thereafter, a senior investment banker providing strategic advice, raising capital, and executing mergers and acquisitions, primarily for middle-market companies. He earned a Masters in Business Administration degree from London Business School in London, England, and a Bachelor of Science degree in chemistry from Western University in London, Ontario. He also holds the designation of Chartered Financial Analyst.
Securities Held:	Board/Committee Membership	Attendance
Common Shares: 60,000 Stock Options: 169,166	Board	11 of 11	100%
	Audit Committee	4 of 4	100%
	Human Resources and Compensation Committee (Chair)	4 of 4	100%
	Nominating and Corporate Governance Committee(1)	N/A	N/A
	Other Public Directorships	Other Public Committee Appointments
	None	None
(1)	Mr. Jennings was appointed as member of the Nominating and Corporate Governance Committee effective March 10, 2017.
9

W.J. (JAMES) MULLIN
Tulameen, BC, Canada Independent Director Director Since: August 6, 2013

Mr. Mullin is a retired Professional Engineer in the province of British Columbia. He is a graduate of Colorado School of Mines (Mining Engineering) and spent 33 years with Newmont Mining Corporation. After advancing through progressively senior roles at the Similkameen Mine in Princeton, BC (now Copper Mountain), he was appointed Vice President and General Manager of the operation. In 1989, he moved to Nevada where he managed several of Newmont's operations. His career culminated in the position of Senior Vice President of North American Operations. His responsibilities included the management of open pit and underground mines, and processing plants in Canada, the United States and Mexico. He retired from Newmont in 2001. Mr. Mullin has a lengthy, successful history of establishing safety and production records, with particular emphasis on cost reduction, improving efficiencies and developing operating synergies between mine sites. Through a series of mergers and acquisitions, Mr. Mullin became skilled at the integration and reorganization of operations to achieve substantial improvements in processes and cost savings.

During the five years prior to the date of this Information Circular he has acted as an independent consultant in the mining industry and owned and operated a mid-sized cattle ranch.

Securities Held:	Board/Committee Membership	Attendance
Common Shares: 26,639 Stock Options: 307,000	Board	11 of 11	100%
	Human Resources and Compensation Committee	4 of 4	100%
	Nominating and Corporate Governance Committee (Chair)	5 of 5	100%
	Safety, Health and Environment Committee	1 of 1	100%
	Other Public Directorships	Other Public Committee Appointments
	None	None

ELISE REES, FCPA, FCA, ICD.D
Vancouver, BC, Canada Independent Director Director Since: April 12, 2017	Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for profit organizations, including as board chair, treasurer, and audit and finance committee chair. She currently sits on the boards of Enmax Corporation, EasyPark, and Westland Insurance, as well as the Greater Vancouver Board of Trade. Ms. Rees retired in June 2016 after a 35-year career in professional accountancy. She spent eighteen years as a partner with Ernst & Young, LLP with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries with specific focus on mining, infrastructure, transportation, technology, real estate, retail and distribution. Ms. Rees has been recognized for her leadership with the designation of Fellow Chartered Professional Accountant (“FCPA”) and Fellow Chartered Accountant (“FCA”) in 2010; Community Builder Award, Association of Women in Finance (2012); Influential Woman in Business Award (2007); and the Ernst & Young Rosemarie Meschi Award for Advancing Gender Diversity (2007). She was also recognized as one of the Top 100 Most Powerful Women in Canada in 2015 by Women’s Executive Network. She is a frequent lecturer and tutor for CPA Canada and the Canadian Tax Foundation. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland and is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.
Securities Held:	Board/Committee Membership	Attendance(1)
Common Shares: Nil Stock Options: Nil	Board	N/A	N/A
	Other Public Directorships	Other Public Committee Appointments
	None	None
(1)	Ms. Rees was appointed as director effective April 12, 2017.
10

Summary of Director Qualifications and Expertise

The Nominating and Corporate Governance Committee has determined that the six Director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities:

	R.W. (Bob) Garnett	Robert A. Archer	John Jennings	W.J. (James) Mullin	Kenneth W. Major	Elise Rees
Strategic Leadership	✓	✓	✓	✓	✓	✓
Industry Experience	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓			✓
Board Experience / Governance	✓	✓	✓	✓	✓	✓
Human Resources & Compensation	✓	✓	✓	✓		✓
Health, Safety & Environmental		✓		✓	✓
Operations	✓	✓	✓	✓	✓
Mergers & Acquisitions / Investment	✓	✓	✓	✓		✓
International Business	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, or executive officer of any company (including Great Panther) that was:

(a)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)	while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.
11

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, located at 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of Shareholders, at a remuneration to be fixed by the Directors.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of Shareholders and the authorization of the Directors to fix the remuneration of the auditor.

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two fiscal years:

Category	Year ended December 31, 2016	Year ended December 31, 2015
Audit Fees (1)	$440,474	$359,403
Audit-Related Fees	Nil	Nil
Tax Fees (2)	$16,500	$12,500
All Other Fees	Nil	Nil

Notes:

(1)	“Audit Fees” include fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements and internal control over financial reporting, the reviews of the Company’s condensed interim consolidated financial statements. Audit Fees also include fees of $126,800 associated with the review of other public filings that contain financial information of the Company, namely a short form base shelf prospectus and prospectus supplements related to financing activities completed by the Company.
(2)	“Tax Fees” include fees for the preparation of the Company’s corporation income tax return and related tax filings.

APPROVAL OF THE OMNIBUS INCENTIVE PLAN

The Board of Directors has determined that it is advisable to adopt an Omnibus Incentive Plan (the “Omnibus Plan”), a copy of which is attached as Appendix B to this Circular, which it believes is in the best interests of the Company and Shareholders. The Omnibus Plan will supplement the Company’s Amended and Restated Stock Option Plan 2016 (the “Existing Option Plan”). Options granted under the Existing Option Plan will remain outstanding and governed by the terms of the Existing Option Plan, but no new options will be granted under the Existing Option Plan if the Omnibus Plan is approved. If the Omnibus Plan is not approved, the Existing Option Plan will remain in place and options may continue to be granted under the Existing Option Plan. The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

12

Key Terms of the Omnibus Incentive Plan:

Purpose:	To attract and retain key talent who are necessary or essential to Great Panther’s success, image, reputation or activities. It also allows Great Panther to reward key talent for their performance and greater align their interests with those of Great Panther’s shareholders.
Eligible Participants:	Any employee, executive officer, director, or consultant of the Company or any of its subsidiaries is an “Eligible Participant” and considered eligible to be selected to receive an Award under the Omnibus Plan, provided that consultants are not eligible to receive Deferred Share Units.
Award Types:	Options, Restricted Share Units (RSUs), Performance-Based RSUs and Deferred Share Units (DSUs) - each an “Award”
Share Reserve:	The maximum number of common shares of the Company available for issuance under the Omnibus Plan will not exceed 10% of the Company’s issued and outstanding common shares, less the number of common shares subject to grants of options under the Company’s Existing Option Plan and any other Share Compensation Arrangement adopted by the Company, as defined in the Omnibus Plan. The Reserve will also be impacted by the “Share Counting” definitions as set out below.
Share Counting:	Each common share subject to a Full Value Award is counted as reserving two common shares under the Omnibus Plan, and each common share subject to an Option is counted as reserving one common share under the Omnibus Plan.
Share Recycling:	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture are forfeited, the Shares covered by such Award, if any, will again be available for issuance under the Plan. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.
Director Participation Limit:	The annual grant of awards under the Omnibus Plan to Non-Employee Directors cannot exceed $150,000 in value, of which no more than $100,000 may be subject to Option grants.
Plan Renewal:	The Omnibus Incentive Plan will be approved for a 3-year period, with shareholder approval next required at Great Panther’s 2020 Annual General Meeting.

Greater detail on the Omnibus Incentive Plan is provided below.

Purpose

The purpose of the Omnibus Plan is:

(i)	to increase the interest in the Company’s welfare of those employees, officers, directors and consultants (who are considered Eligible Participants under the Omnibus Plan), who share responsibility for the management, growth and protection of the business of the Company or a subsidiary of the Company;
(ii)	to provide an incentive to such Eligible Participants to continue their services for the Company or a subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a subsidiary are necessary or essential to its success, image, reputation or activities;
13

(iii)	to reward Eligible Participants for their performance of services while working for the Company or a subsidiary; and
(iv)	to provide a means through which the Company or a subsidiary may attract and retain able persons to enter its employment or service.

Types of Awards

The Omnibus Plan provides for the grant of stock options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs”), (each an “Award” and, collectively, the “Awards”). All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”). For the purposes of the Omnibus Plan, DSUs and RSUs are defined as “Full Value Awards”.

Plan Administration

The Omnibus Plan is administered by the Board, which may delegate its authority to a committee or plan administrator. Subject to the terms of the Omnibus Plan, applicable law and the rules of the TSX, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a “Participant”), (ii) designate the types and amount of Award to be granted to each Participant, (iii) designate the number of common shares to be covered by each Award, (iv) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Company or of an individual (“Performance Criteria”); (v) subject to the terms of the Omnibus Plan, determine whether and to what extent Awards will be settled in cash or common shares, or both; (vi) to interpret and administer the Omnibus Plan and any instrument or agreement relating to it, or Award made under it; and (vii) make such amendments to the Omnibus Plan and Awards made under the Omnibus Plan as are permitted by the Omnibus Plan and the rules of the TSX.

Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of common shares of the Company available for issuance under the Omnibus Plan will not exceed 10% of the Company’s issued and outstanding common shares, less the number of common subject to grants of options under the Company’s Existing Option Plan and any other Share Compensation Arrangement adopted by the Company, as defined in the Omnibus Plan. As of the Record Date, there were 8,142,814 shares reserved for issuance pursuant to options granted under the Existing Option Plan, which represents 4.9% of the outstanding Shares. The Company currently has 8,634,039 common shares available for issue under the Existing Option Plan, representing 5.1% of the outstanding Shares, which will be made available for grant under the Omnibus Plan, and no longer available under the Existing Option Plan, once the Omnibus Plan is approved by Shareholders at the Meeting.

The Omnibus Plan sets out the calculation of the number of shares reserved for issuance based on whether the shares are reserved for issuance pursuant to the grant of an Option or a Full Value Award. Each common share subject to a Full Value Award is counted as reserving two common shares under the Omnibus Plan, and each common share subject to an Option is counted as reserving one common share under the Omnibus Plan. For example, if only Full Value Awards are issued the maximum number of common shares that would be reserved for issuance under the Omnibus Plan would be 5%, and if half of the common shares reserved for issuance under the Omnibus Plan are used for Options and the other half used for Full Value Awards, then the maximum number of common shares reserved for issuance would be 7.5%.

The Omnibus Plan is considered to be an “evergreen” plan as common shares of the Company covered by Awards which have been exercised or settled, as applicable, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and common shares of the Company increases.

14

Limits with respect to Insiders, Individual Grants, Annual Grant Limits and Non-Executive Director Limits.

The Omnibus Plan provides the follow limitations on grants:

(i)	The maximum number common shares that may be made issuable to participants who are Insiders, together with shares reserved under any other proposed or established Share Compensation Arrangement, shall not exceed ten percent (10%) of the outstanding common shares from time to time (calculated on a non-diluted basis).
(ii)	The maximum number of common shares that may be issued to participants who are Insiders within any one year period shall not exceed ten percent (10%) of the outstanding common shares from time to time from time to time (calculated on a non-diluted basis).
(iii)	The maximum number of common shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one-year period shall not exceed 5% of the outstanding common shares (as of the commencement of such one-year period).
(iv)	The annual grant of Awards under the Omnibus Plan to Non-Employee Directors cannot exceed $150,000 in value, of which no more than $100,000 may be subject to Option grants.

Eligible Participants

Any employee, executive officer, director, or consultant of the Company or any of its subsidiaries is an “Eligible Participant” and considered eligible to be selected to receive an Award under the Omnibus Plan, provided that consultants are not eligible to receive DSUs. Eligibility for the grant of Awards and actual participation in the Omnibus Plan is determined by the Board or its delegate.

Description of Awards

(i)       Options

An Option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of common shares from treasury at an exercise price set at the time of grant (the “Option Price”). Options are exercisable, subject to vesting criteria established by the Board at the time of grant, over a period as established by the Board from time to time which shall not exceed 10 years from the date of grant. If the expiration date for an Option falls within a black-out period the expiration date will be extended to the date which is ten business days after the end of the black-out period, which may be after the date that is 10 years from the date of grant. The Option Price shall not be set at less than the closing price of the common shares on the TSX on the day before the grant is made. At the time of grant of an Option, the Board may establish vesting conditions in respect of each Option grant, which may include performance criteria related to corporate or individual performance. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such Option on a cashless exercise basis.

The Board may grant Options that are qualified incentive stock options (“ISOs”) for the purposes of Section 422 of the United States Internal Revenue Code of 1986. ISOs may only be granted to employees of the Company or a subsidiary of the Company. The maximum number of Shares that may be made subject to Option grants that are designated as ISOs shall not exceed 5% of the outstanding Common Shares as of the date of approval of the Shareholders for the Omnibus Incentive Plan.

15

(ii)       Restricted Share Units

An RSU is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient to acquire common shares as determined by the Board or, subject to the provisions of the Omnibus Plan, to receive the Cash Equivalent or a combination thereof. The Board may establish conditions and vesting provisions, including Performance Criteria, which need not be identical for all RSUs, provided that the payment of any RSU Award which includes individual Performance Criteria will only be settled through the issue of common shares. An RSU may be forfeited if conditions to vesting are not met. The Board, in its discretion, may award dividend equivalents with respect to Awards of RSUs. Such dividend equivalent entitlements will not be available until the RSUs are vested and paid out. RSUs expire no later than December 31 of the calendar year which is three years after the calendar year in which the performance of services for which the RSU was granted, occurred.

(iv)       Deferred Share Units

A DSU is an Award attributable to a person’s duties of an office, directorship or employment and that, upon settlement, entitles the recipient to receive such number of common shares as determined by the Board, or to receive the cash equivalent or a combination thereof, as the case may be, and is payable after termination of the recipient’s service with the Company. The Board may, at the time of the grant of a DSU, establish additional vesting criteria. Unvested DSUs at the time of termination of service as a director, officer or employee of the Company is terminated will be forfeited. The Board, in its discretion, may award dividend equivalents with respect to Awards of DSUs. Such dividend equivalent entitlements will not be available for settlement of the DSU. DSUs must be settled no later than December 31 of the calendar year following the year in which the recipient of the DSU ceased to be a director, officer or employee of the Company.

Effect of Termination on Awards

Unless otherwise provided for in an Award Agreement or determined by the Board on an individual basis, in the event of the Participant’s:

(i)	Voluntary Resignation: All of the Participant’s unvested Awards are immediately forfeited on the termination date and any vested options remain exercisable until the earlier of ninety (90) days following the termination date and the expiry date of the option;
(ii)	Termination for Cause: All of the Participant’s vested and unvested Options immediately terminate and all unvested Full Value Awards are immediately forfeited on the termination date;
(iii)	Termination not for Cause: All of the Participant’s unvested Options immediately terminate any vested options remain exercisable until the earlier of ninety (90) days following the termination date and the expiry date of the option. All RSUs as of such date remain outstanding and in effect until the applicable RSU Vesting Determination Date (as defined in the Omnibus Plan), which may be accelerated by the Board in its discretion. On the RSU Value Determination Date, the RSU is settled or, if the vesting or other conditions for the Award are not met, terminated. Unvested DSUs are terminated as of the termination date of the Participant’s service.
(iv)	Termination due to Disability or Retirement: The Participant’s Full Value Awards continue to vest as provided for in (iii) above. Any vested options remain exercisable until the earlier of ninety (90) days following the vesting date of the option and the expiry date of the option; or
(v)	Termination Due to Death: The Participant’s Full Value Awards continue to vest in accordance with (iii) above any vested Options remain exercisable by the Participant’s beneficiary until the earlier of six months following the termination date and the expiry date of the Option;
16

(vi)	Termination in Connection with a Change of Control: If, after a Change of Control (described below), a Participant who was also an officer or employee of, or a consultant to, the Company prior to the Change of Control, has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, on or during the 12-month period immediately following a change in control, then all of the Participant’s unvested Awards are immediately vested and any vested options remain exercisable until the earlier of ninety (90) days following the termination date and the expiry date of the option.

Change of Control

In the event of a change in control (as described in the Omnibus Plan the Board will have the power, in its sole discretion, to modify the terms of this Plan and/or the Awards to assist the Participants to tender into a take-over bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control).

Assignment

No Award or other benefit payable under the Omnibus Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed in any manner other than by will or the law of descent.

Amendment

The Board may suspend or terminate the Omnibus Plan at any time, or from time to time amend or revise the terms of the Omnibus Plan or any granted Award without the consent of the Participants. The Board may make the following types of amendments to the Omnibus Plan without seeking approval of shareholders:

(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;
(ii)	any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;
(iii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;
(iv)	any amendment which accelerates the date on which any Option may be exercised under the Omnibus Plan;
(v)	any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE MKT or any other regulatory body;
(vi)	any amendment to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan;
(vii)	any amendment regarding the administration of the Omnibus Plan;
17

(viii)	any amendment to add provisions permitting the grant of Awards settled otherwise than with common shares issued from treasury, a form of financial assistance or clawback, and any amendment to a provision permitting the grant of Awards settled otherwise than with common shares issued from treasury, a form of financial assistance or clawback which is adopted.

Shareholder approval is required to make the following amendments:

(i)	an increase in the maximum number of common shares of the Company reserved for issuance under the Omnibus Plan;
(ii)	any adjustment (other than in connection with a dividend, recapitalization or other transaction where an adjustment is permitted or required) or amendment that reduces or would have the effect of reducing the exercise price of an option previously granted under the Omnibus Plan (provided that, in such a case, insiders who benefit from such amendment are not eligible to vote their common shares in respect of the approval);
(iii)	an extension of the term of an outstanding Award beyond the expiry date;
(iv)	any amendment which increases the maximum number of Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Omnibus Plan and any other proposed or established Share Compensation Arrangement in a one-year period (other than in connection with a dividend, recapitalization or other transaction where an adjustment is permitted or required);
(v)	any amendment to the number of Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period;
(vi)	any amendment to the limits on Awards to Non-Employee Directors;
(vii)	any amendment to the number of Shares that may made issuable pursuant to the grant of ISOs;
(viii)	any amendment to the definition of Eligible Participant under the Omnibus Plan, and
(ix)	any amendment to the Omnibus Plan’s amendment provision.

TSX Approval

The TSX Company Manual requires shareholder approval of security-based compensation arrangements in respect of arrangements that involve the issuance from treasury or potential issuance from treasury of securities of the issuer.

As the Omnibus Plan provides for the potential issuance from treasury of securities of the Company, shareholders will be asked to vote for or against the following resolution at the Meeting:

WHEREAS the Board of Directors (the “Board”) of Great Panther Silver Limited (the “Company”) approved on April 27, 2017 the adoption of the Omnibus Incentive Plan (the “Omnibus Plan”) for the benefit of any employee, officer, director, or consultant of the Company or any affiliate of the Company;

AND WHEREAS the maximum number of common shares of the Company (“Shares”) available for issuance under the Omnibus Plan shall not exceed 10% of the issued and outstanding Shares from time to time less the number of Shares reserved for issuance under all other security based compensation arrangements of the Company;

AND WHEREAS the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

18

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of the Company, that:

1.	the Omnibus Plan, as disclosed in the management information circular of the Company dated April 27, 2017, be and is hereby approved, ratified and confirmed;
2.	the Company has the ability to continue granting Awards under the Omnibus Plan until June 8, 2020, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought;
3.	any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution.”

The Board has determined that the Omnibus Plan is in the best interests of the Company and its shareholders and recommends that Shareholders vote IN FAVOUR OF the foregoing resolution approving the Omnibus Plan.

The resolution regarding the approval of the Omnibus Plan must be passed by the majority of the votes cast by shareholders present or represented by proxy who are entitled to vote at the Meeting.

STAtement of CORPORATE GOVERNANCE practices

General

Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by, and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and Shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following which are available on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies:

(a) Code of Business Conduct and Ethics; and

(b) Whistleblower Policy.

The following disclosure has been prepared under the direction of the Nominating and Corporate Governance Committee and has been approved by the Board.

Board of Directors

Independence of the Board

The Board of the Company facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The independence of the directors is outlined on pages 8-10. Currently, Robert A. Archer, President and CEO, is the only non-independent Director.

19

Diversity and Gender Equality

Even though the Board has not yet adopted a written policy relating to the identification and nomination of female directors or a formal diversity policy, the Board, through its direction to management, continues to generally promote diversity in the workplace. The Company respects and values differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;
•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board monitors the Company’s adherence to these principles. Given the Company’s commitment to diversity, Great Panther has modified its Board make-up to include a new director. Mrs. Rees is an experienced director, having served on the boards of several profit and not-for profit organizations. Having recently retired after a 35-year career in professional accountancy, she brings extensive experience in acquisitions, mergers and corporate reorganizations across a wide range of industries, including mining, energy, infrastructure, construction, real estate, retail and distribution. Directors are recruited and promoted based upon their qualifications, abilities and contributions.

Though the Company does not have any female executive officers, the Company benefits from the distinguished service of women in senior management at the vice president and director level (management position as opposed to a member of the Board of Directors). The Company has not adopted any targets for the number of woman in executive officer positions, but intends to seek to have at least one female candidate for any new executive officer position. Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.

Committee Composition

There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources and Compensation Committee (“HRCC”), (c) the Nominating and Corporate Governance Committee (“NCGC”) and (d) the Safety, Health and Environment Committee (“SHEC”). All four committees are comprised solely of independent directors.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Attendance by telephone is acceptable in appropriate circumstances. Where a Director’s absence from a meeting is unavoidable, the Director is expected to contact the Chair, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The director summary tables on pages 8-10 set out the attendance of Directors at meetings of the Board and each Committee during the year ended December 31, 2016.

The independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management do not attend. The Board holds in-camera meetings which are attended only by the independent Directors regularly as part of board meetings and Audit Committee meetings. During the fiscal year ended December 31, 2016, the independent Directors held 11 in-camera meetings in conjunction with each board meeting held in the year. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other independent Directors, as guests, and the Company’s auditors.

20

The Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings. The HRCC meets as often as deemed necessary, but will meet at least three times per year. Other Board Committees hold regular meetings throughout the year as required, but will meet at least once annually.

Mandate and Charters

The Board has developed and approved a written mandate for the Board (“Board Mandate”) and formal charters for each Committee. A copy of the Board Mandate is attached to this Information Circular as Appendix A. Copies of the Committee charters can be found on the Company’s website at www.greatpanther.com. Summaries of the Board Mandate and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The Directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board has adopted a Board Mandate, the principles of which define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each Director in letter and spirit. Each Director will execute his duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•	Strategic planning, including:
•	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;
•	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
•	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;
•	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and
•	approval of material acquisitions and divestitures.
•	Financial and corporate matters, including:
•	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
•	approval of financings and the incurrence of material debt outside the ordinary course of business; and
•	approval of commencement or settlement of material litigation.
•	Business and risk management, including:
•	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;
•	approval of any plans to hedge sales; and
21

•	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems.
•	Policies and procedures, including:
•	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;
•	approving and acting as guardian of the Company’s corporate values; and,
•	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

Audit Committee Charter

The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws. The Audit Committee’s role is to support the Board in meeting its responsibilities to Shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor.

Human Resources and Compensation Committee Charter

The role of the HRCC includes evaluating the performance of the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer. The HRCC also approves all compensation for executive officers and Directors, recommends compensation plans, including equity-based compensation plans to the Board, and performs an annual review of the Company’s benefits programs. The full text of the HRCC Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

Nominating and Corporate Governance Committee Charter

The NCGC enhances the Company’s performance by developing and recommending governance principles and by assisting the Company in discharging its corporate governance responsibilities under the applicable law. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. As part of its mandate, the NCGC, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for Directors, recommends nominees for election as Directors and for appointment to committees, and reviews and monitors orientation and education of directors. The full text of the NCGC Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

Safety, Health and Environment Committee Charter

The role of the SHEC is to assist the Board in the review, monitoring, and oversight of the Company’s Safety, Health and Environmental policies and regulatory compliance obligations. It is the responsibility of this committee to review and make recommendations with respect to the safety and health program, including corporate occupational health and safety policies and procedures, and safety and health compliance issues. The SHEC must satisfy itself that the management of the Company monitors trends, and reviews current and emerging issues in the safety and health field, and evaluates the impact on the Company. The full text of the SHEC Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

22

Position Descriptions

Written position descriptions have been developed for the President and Chief Executive Officer, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the President and Chief Executive Officer, Chair of the Board and respective chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles.

Orientation and Continuing Education

The NCGC is responsible for establishing and monitoring the orientation and continuing education of Directors. When new Directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of Directors. Board meetings also include presentations by the Company’s management and employees to give the Directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each Director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides Directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board.

The following table provides details regarding continuing education of Directors during the financial year ended December 31, 2016:

Name	Course / Event
Robert A. Archer

Great Panther Corporate Strategy and Planning Session - CE Holmes Consulting

BMO Global Metals & Mining Conference

Denver Gold Forum

Lima Gold Symposium

Guanajuato Mine Complex Site Visit, Mexico

Coricancha Mine Site Visit, Peru

Other Site Visits

R.W. (Bob) Garnett

Great Panther Corporate Strategy and Planning Session - CE Holmes Consulting

Income Tax Update

Tax in the Current Time Zone

Designing your Retirement Income

BC Council of Administrative Tribunals - Conference (legal issues)

CP ABC Ethics course

Korn Ferry Annual Board Survey

Kenneth W. Major

Great Panther Corporate Strategy and Planning Session - CE Holmes Consulting

Korn Ferry Annual Board Survey

Guanajuato Mine Complex Site Visit, Mexico

Various mine visits (non Great Panther operations)

John Jennings

Great Panther Corporate Strategy and Planning Session - CE Holmes Consulting

Korn Ferry - Annual Board Survey

ICD Course - Board’s Role in Innovation

ICD Course - Board Oversight of Global Companies

UBC Sauder Seminar - Developing the CFO of the Future

W.J. (James) Mullin	Great Panther Corporate Strategy and Planning Session - CE Holmes Consulting
Jeffrey R. Mason

Great Panther Corporate Strategy and Planning Session - CE Holmes Consulting

Korn Ferry Special Survey Report, Making Succession and Talent Development

Internal controls with Deloitte and Grant Thornton

Accounting Standards Board Update

Tax Morality and Transparency - putting the debate into perspective

Be Prepared: What everyone should include in their disaster recovery plan

An Update on Assurance and Auditing Standards

Personal and Enterprise Security in a Connected World

Not-for-Profit Organizations: Thinking Outside the Box

The Five Question Leader

Creating Virtual Teams that Thrive

Tax Issues for Investors and Immigrants from Asia

Evolving Corporate Reporting Landscape Sustainability

Integrated Reporting for Environmental & Social Compliance with Canada's Amended Anti Laundering

Building Ethical Culture

What Directors Need to Know about Codes of Conduct

23

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which applies to its Directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies. In addition, the Board has found that fiduciary duties placed on individual Directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual Director’s participation in decisions of the Board in which the Director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company. In 2015, the Company reviewed and updated the Code for best practices.

The NCGC oversees compliance with the Code and Mr. Bob Garnett, the independent Chair of the Board, is the Business Ethics Officer responsible for ensuring adherence with the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board.

Training on the Code for Directors, officers and employees is conducted on an ongoing basis. To ensure familiarity with the Code, Directors, officers and employees are required to read the Code and sign a compliance certificate annually.

The Code states that the Company’s Directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers, and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement that the Director or executive officer should have in respect of the transaction or agreement. All Directors and executive officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A conflict of interest occurs when a Director, officer or employee finds himself or herself in a position where his or her personal interests conflict with the interests of the Company or have an adverse effect on the Director’s, officer’s or employee’s motivation or the proper performance of his/her job.

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about the Code or a business practice. The Code provides that each Director, officer and employee is personally responsible for, and it is their duty to report, violations or suspected violations of the Code to the Business Ethics Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code or any law or regulation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or a business practice.

24

The Company has also adopted a Whistleblower Policy and reporting system to complement the Code. The Code and Whistleblower Policy provide a mechanism for Directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor or Human Resources, but if, for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide an immediate notice to the Business Ethics Officer and the Chair of the Audit Committee. The Code requires any questions or reported violations to be addressed immediately and seriously, and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NCGC recommends the six continuing Directors for election this year.

The NCGC is composed of Messrs. Mullin, Major and Jennings, all of whom are independent Directors. The mandate of the NCGC includes identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees. It also extends to evaluating the qualifications and independence of each member of the Board and its committees, and recommending to the Board any appropriate changes in the composition of the Board and any of its committees.

In fulfilling its mandate, the NCGC, among other things: identifies and evaluates individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees (the “Nominees”); reviews and develops the Board's criteria for selecting Nominees; selects, or recommends that the Board select, Nominees for election at the annual meeting of the Shareholders of the Company; evaluates any individuals nominated for election as Directors of the Company by the Shareholders of the Company; and retains a search firm to assist the NCGC in identifying, screening and attracting Nominees, if necessary.

Assessments and Performance Reviews

The Board monitors the adequacy of information given to Directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The NCGC oversees an annual formal assessment of the Board, its committees, and the individual Directors. The Board has also undertaken formal director peer reviews utilizing a third-party professional. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

NYSE MKT Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE MKT, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE MKT Company Guide recommends that the quorum for meetings of Shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of Shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, Shareholders.

25

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its Shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (the TSX) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT Shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE MKT. In addition to having a separate Audit Committee, the Company’s Board has established a separately-designated HRCC that materially meets the requirements for a compensation committee under section 805 of the NYSE MKT Company Guide, as currently in force.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

Board Meetings

Section 802(C) of the NYSE MKT Company Guide requires that the Board hold meetings on at least a quarterly basis. The Board of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

Solicitation of Proxies

NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all Shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

AUDIT COMMITTEE

In addition to the disclosure under “Statement of Corporate Governance Practices - Mandates and Charters - Audit Committee Charter”, information about the Audit Committee, as well as a copy of its Charter, are attached as Appendix A to the Annual Information Form (the “AIF”) which was filed on SEDAR at www.sedar.com on February 27, 2017, under the heading “Audit Committee Information”. The AIF is available under the Company’s profile on SEDAR at www.sedar.com and a copy of the AIF is available upon request from the Assistant Corporate Secretary at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number 604-608-1766, toll free: 1-888-355-1766, fax number 604-608-1768, or email info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

26

STAtement of EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(c)	“COO” of the Company means each individual who served as Chief Operating Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(d)	“Executive Officer(s)” means the legally appointed executive officers of the Company which consist of the CEO, the CFO, the COO and the Vice President, Exploration; and,
(e)	“Named Executive Officers” means (i) CEO, (ii) CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers

During the financial year ended December 31, 2016, the Company had the following Named Executive Officers (“NEOs”):

•	Robert A. Archer, President and Chief Executive Officer (“CEO”);
•	Jim A. Zadra, Chief Financial Officer and Corporate Secretary (“CFO”);
•	Ali Soltani, Chief Operating Officer (“COO”);
•	Robert F. Brown, Former Vice President, Exploration (“VP Exploration”); and
•	Mary Ellen Thorburn, Vice President, Finance (“VP Finance”).

COMPENSATION DISCUSSION AND ANALYSIS

Below are some of the key aspects of the Company’s executive compensation program that are in place to ensure good governance:

Pay for performance - 56% of CEO Total Direct Compensation is variable and at-risk through the Annual Incentive and Share Option grants. The average percentage for the other NEOs is 49%.

Relevant performance metrics - The performance metrics and expected performance levels for the short-term incentive plan is reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and ties payouts to positive performance for Shareholders.

Annual review of peer group - The HRCC annually reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever evolving size and scope of our operations.

Cap on short-term incentive payouts - Payouts under the short-term incentive plan are capped for all NEOs at 200% of Target.

27

Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share option grants, due to the requirement for Great Panther’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run.

Modest benefits and perquisites - Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation.

Review of compensation risk - The HRCC monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

Employment agreements - The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at Great Panther.

Independent advice - The HRCC has engaged an independent advisor, Global Governance Advisors (“GGA”), to advise it on compensation and governance matters.

No share option repricing - Share options are not allowed to be repriced under the Share Option Plan and are not allowed to be repriced under the proposed new Omnibus Incentive Plan.

No excessive severance obligations - NEO severance obligations are capped at no higher than 24 months.

No hedging of share based compensation - The Company has a policy restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in market value in share options or any other share based compensation.

The Company’s Executive Officers participate in executive compensation decisions by making recommendations to the HRCC regarding (a) Executive Officer base salary, annual short-term and long-term incentive awards; (b) annual and long-term quantitative and qualitative goals and objectives for the Executive Officers; and (c) recommendations to amend short-term and long-term incentive plans, as necessary.

The HRCC reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

The following executive compensation principles guide the HRCC in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•	Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to Shareholders;
•	Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

•	Incentive compensation should account for the Company’s commodity-based cyclical business environment in which metal price volatility can have a significant impact on financial and some operating metrics. Incentive compensation programs should not be designed to derive benefit from unexpected fluctuations in metal prices and instead focus on operating and financial performance measures that are more independent of the effect of unexpected movements in metal prices; and
•	Compensation programs should align executives’ long-term financial interests with those of Shareholders by providing equity-based incentives.
28

The Company’s executive compensation program is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long term. Executive Officer and NEO compensation includes base salary and benefits, payments under the Company’s Short-term Incentive Program (the “STIP”) and share options, however, Executive Officers have a higher portion of their compensation composed of variable incentives tied to corporate performance (STIP and share options). Salaries are a base level of compensation designed to attract and retain executives and employees with the appropriate skills and experience. STIP payments are designed to reward for the achievement of short-term corporate objectives (generally one year) and individual contribution towards achieving those objectives, while share options are designed to provide incentives to increase Shareholder value over the longer-term and thereby better align executive compensation with the interests of Shareholders.

Each element of executive compensation is carefully considered by the HRCC to ensure that there is the right mix of short-term and long-term incentives for the purposes of achieving the Company’s goals and objectives.

To emphasize a pay-for-performance philosophy at Great Panther, Total Direct Compensation is heavily weighted towards “at risk” compensation through the Short-Term Incentive and Share Option awards. As shown below, a significant portion of the CEO’s and NEO’s Target Total Direct Compensation, 56% and 49%, respectively, is at risk and tied to annual and long-term performance.

29

During 2016, the HRCC retained GGA to provide independent compensation advice to the HRCC and to the Board. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA is retained to continually review the compensation levels for the Company’s Executive Officers and Directors and short and long-term incentive plans, and evaluate and make recommendations on the Company’s overall executive and Director compensation philosophy, objectives and approach.

GGA’s services in 2016 included:

•	Reviewing Great Panther’s executive Compensation Philosophy and peer group to ensure alignment with the Company’s objectives;
•	Advice and stress testing relating to the renewal of the Company’s Share Option Plan;
•	Competitive market review of executive compensation levels and design against the marketplace;
•	Competitive market review of director compensation levels and design against the marketplace; and
•	Review of the Company’s Management Information Circular.

Fees for GGA's services are set forth in the table below.

Year	Executive Compensation Related Fees	All Other Fees
2016	$61,533	Nil
2015	$36,340	Nil

The HRCC reviews all fees and the terms of consulting services provided by its independent compensation consultant.

Based on this review, the Company has maintained the following general principles in determining its executive and Director total compensation plans for the year ended December 31, 2016:

Annual Compensation Review Process

The HRCC follows an annual compensation review process, working in collaboration with its independent compensation advisor, GGA. The process includes the following key steps:

1.	Review and validate the Compensation Philosophy;
2.	Review and validate the Peer Group;
3.	Detailed Executive Compensation Review;
30

4.	Detailed review of performance metrics and determine incentive awards; and
5.	Establish performance metrics for following fiscal year.

Peer Group

The Company uses the following criteria when determining appropriate comparators for compensation benchmarking purposes:

•	Companies of a similar (0.5x to 2x) size to Great Panther, mostly from a total assets perspective, but also taking into account other factors such as market capitalization and revenue;
•	Companies that are operational in nature (not just an exploration company);
•	Companies that have multiple mine sites that they are either operating or exploring;
•	Companies that operate in a similar geography (i.e. Mexico/South America);
•	Companies that have underground mine sites; and
•	Companies that produce similar metals to Great Panther (i.e. silver, gold and/or other precious metals).

The peer group defines the competitive market, which Great Panther uses to guide executive compensation design and pay levels.

The custom peer group based on the criteria listed above is:

2016 Peer Group for Great Panther Silver Limited
Americas Silver Corporation	Fortuna Silver Mines Inc.	Primero Mining Corp.
Argonaut Gold Inc.	Gran Colombia Gold Corp.	Santacruz Silver Mining Ltd.
Avino Silver & Gold Mines Ltd.	IMPACT Silver Corp.	Sierra Metals Inc.
Endeavour Silver Corp.	Mandalay Resources Corp.	Silvercorp Metals Inc.
Excellon Resources Inc.	Orosur Mining Inc.	Trevali Mining Corporation

An overview of changes made to Great Panther’s peer group in the past year is illustrated in the graphic below.

31

In addition to the custom peer group, for additional context the Company evaluates Global Mining industry data for companies of a similar size from a Total Assets perspective from GGA’s Global Mining compensation database.

Base Salary

Executive Officer base salary is intended to remunerate the Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each Executive Officer is determined by the Board based on an assessment by the HRCC of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the HRCC also considers the particular skills and experience of the individual. A final determination on executive compensation, including salary, is made by the Board in its sole discretion based on the recommendations of the HRCC and its knowledge of the industry and geographic markets in which the Company operates. While the Executive Officers may provide their recommendation to the HRCC on Executive Officer annual base salaries, the HRCC and the Board make the final determination. The base salary of the COO was increased by 5.3% effective July 1, 2016. There were no increases in base salaries for the CEO, CFO and VP Exploration.

The Company has employment agreements with each of its Executive Officers which are summarized in the Termination and Change in Control Provisions section of this circular. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

Named Executive Officer (Position)	Base Salary
Robert A. Archer (CEO)	$475,000
Jim A. Zadra (CFO)	$285,000
Ali Soltani (COO)	$387,520*
Robert F. Brown (VP Exploration)	$220,000
Mary Ellen Thorburn (VP Finance)	$208,000

*On July 1, 2016, Mr. Soltani’s salary increased from US$285,000 to US$300,000. The amount in the table above represents an average annual salary of US$292,500 shown in Canadian dollars using an average exchange rate of $1.00=USD 0.7548.

32

Short-term Incentive Program for 2016

The Company’s STIP is designed to reward management for achieving certain strategic objectives and milestones. The Board will consider executive incentive compensation dependent on the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of STIP payments. STIP payments, if awarded, recognize extraordinary contributions to achieving the Company’s objectives. STIP payments are reviewed and approved by the HRCC to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives.

The STIP determines annual incentive compensation with specific targets and objectives recommended by the HRCC and approved by the Board. Under the STIP, employees of the Company are grouped into different categories each with a different target award opportunity and percentage allocation of corporate versus personal goals. Incentive compensation for the employees will be directly tied to the achievement of corporate objectives as well as the achievement of individual goals. The purpose of the STIP is to align individual contributions with the Company’s objectives, communicate key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational results of the Company. In 2016, the HRCC recommended and the Board approved the addition of objectives for the Senior Executive Team (“SET”), composed of the CEO, the CFO, the COO and the VP Exploration.

The STIP payments to each of the NEOs were based on a formula considering the Corporate Objectives, SET Objectives and Personal Objectives, weighted 60%, 20% and 20%, respectively, in the case of CEO, CFO, COO and VP Exploration. For the VP Finance, the achievement of Corporate Objectives and Personal Objectives are considered equally (50/50 weighting). The Personal Objectives are both quantitative and qualitative in nature and support the achievement of overall Corporate Objectives. The Corporate Objectives include an overarching safety objective to promote the importance of maintaining an organization that values safe operations.

The following table provides the mix of Corporate, SET and Personal Objectives used in the STIP payment determination, and the target award and ranges.

	CEO	COO & CFO	VP Exploration	VP Finance
Target STIP (% of Base Salary)	40%	35%	30%	25%
STIP Award Range (% of Salary)	0-80%	0-70%	0-60%	0-37.5%
Weighting of Corporate Objectives	60%	60%	60%	50%
Weighting of SET Objectives	20%	20%	20%	N/A
Weighting of Personal Objectives	20%	20%	20%	50%

The achievement of Corporate Objectives may range from 0% to 200% depending on the specific goals and actual performance relative to the target, while the HRCC may also include bonus achievement rewards relative to unforeseen matters or specific accomplishments. In addition, the result of each Corporate Objective is multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations, to determinate an overall percentage achievement for the Corporate Objectives.

33

The final STIP payment for each NEO is computed as follows:

(1)	Adjusted by a safety record multiplier of 0.5 - 1.5, while maintaining cap of 200%.
(2)	60%/20%/20% weighting applies to Executive Officers. NEOs who are not Executive Officers are weighted 50%/50%.
(3)	SET Objectives apply only to Executive Officers.
(4)	Range of Individual Performance score for NEOs who are not Executive Officers is 0-150%.

The following table describes the Corporate Objectives for the purposes of the 2016 STIP, as well as the final evaluation of the achievement of each Corporate Objective:

Metric	Measurement	Min.	Target Weighting	Max.	Achievement
Metal Production and Adjusted Free Cash Flow (“FCF”)(1)	Actual silver equivalent ounce production relative to budget and guidance production numbers and adjusted FCF.	0%	30%	60%	0%
Resources and Life of Mine	Maintain resources at the Company’s Guanajuato Mine Complex (“GMC”).	0%	30%	60%	31%
Cash cost and AISC(2)	Actual cash cost and AISC relative to budgeted.	0%	25%	50%	0%
Corporate Social Responsibility	Strengthen internal management processes through the continued development of Great Panther’s Stakeholder Engagement Plan.	0%	15%	30%	13%
Additional credit(3)					5%
Subtotal for Corporate Objectives		0%	100%	200%	49%
Adjustment for Safety Factor (range of 0.5 to 1.5)					0.5
Net Corporate Objectives Achievement (Target 100%; Range 0-200%)					25%
Notes:
(1)	Free Cash Flow is a non-IFRS measure and does not have a standardized meaning. Free Cash Flow has been determined as EBITDA less sustaining capital expenditures.
(2)	Cash cost per payable ounce is a non-IFRS measure. It is a widely-reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges and net of mining duties calculated on applicable gross revenue. By-products consist of gold at the GMC, and gold, lead and zinc at the Topia Mine.
(3)	A special credit was given in recognition that the Company objectives and targets for the purposes of the bonus were set very aggressively. For example, having grown production significantly the Company’s Guanajuato Mine Complex over the preceding years, capacity constraints in 2016 made it difficult to achieve production targets for additional growth

The Safety Factor of 0.5 was the result of certain key criteria for safety that were not met. The resulting Safety Factor of 0.5 reduced all other STIP achievement measures by 50%.

The following table describes the SET Objectives for the purposes of the STIP, as well as the final evaluation of the achievement of each SET Objective. The SET Objectives were added for 2016 in order to provide additional STIP Objectives that should be specific to the senior executive team and not necessarily form part of the overall Corporate Objectives.

34

Metric	Measurement	Min.	Target Weighting	Max.	Achievement
Corporate growth	Achievement of corporate development and other growth initiatives. Ensure that appropriate corporate resources - financial, technical and human - are applied to the growth initiative and establish performance accountabilities for those involved.	0%	75%	150%	120%
Management Succession Planning	Develop a management succession plan regarding emergency and long-term responses to a vacancy at each of the CEO, COO, CFO and VP Exploration.	0%	25%	50%	25%
Total for SET Objectives		0%	100%	200%	145%

The HRCC also assessed the individual performance of each of the Executive Officer and reviews STIP and LTIP awards of all NEOs.

The NEOs achieved the following overall (reflecting both the level of achievement on Corporate Objectives, SET Objectives and Personal Objectives) STIP awards:

Position	Target STIP (% of Base Salary)	STIP (% of Target)	Actual STIP (% of Base Salary)	Actual STIP ($)
CEO	40%	73%	29.3%	$139,000
CFO	35%	78%	27.4%	$78,000
COO	35%	68%	23.9%	$92,740*
VP Exploration	30%	58%	17.3%	$38,000
VP Finance	25%	56%	14.1%	$29,400

* Average annual salary of US$292,500 used to calculate Actual STIP Award of US$70,000. The Actual STIP Award in the table above shown in Canadian dollars using an average exchange rate of $1.00=USD 0.7548.

Long-term Incentive Plans

The share option component of executive officers’ compensation is intended to advance the interests of the Company by encouraging the Directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with an additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Share Option Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares. The HRCC reviews management’s recommendations and makes its own recommendations to the Board. Share options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the HRCC. When new grants are made, previous grants are also taken into consideration to ensure that the overall options granted are fair in relation to those of other employees and executives and within the range of option grants of similar companies in the mining industry. The number of outstanding options is also considered by the HRCC when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Share Option Plan. Great Panther splits the annual LTIP award it makes to NEOs into two separate grants at mid-year and end of year. This is done to take into account the cyclicality of metal prices throughout the year which impacts Great Panther’s share price, but also to allow for the Board to consider the performance of the Company and individual NEOs at different times during the year and make suitable adjustments to grant levels accordingly. Details on the option grants made during 2016 are provided in the table below.

35

Position	Grant Date	Number of Options Granted*	Exercise Price	Grant Date Fair Value of Options ($)	Expiration Date
CEO	June 10, 2016	244,000	$2.19	$238,346	June 10, 2021
	Dec. 28, 2016	144,000	$2.16	$137,847	Dec. 28, 2021
CFO	June 10, 2016	146,000	$2.19	$142,613	June 10, 2021
	Dec. 28, 2016	86,000	$2.16	$82,329	Dec. 28, 2021
COO	June 10, 2016	179,000	$2.19	$174,847	June 10, 2021
	Dec. 28, 2016	120,000	$2.16	$114,878	Dec. 28, 2021
VP Exploration(1)	June 10, 2016	75,000	$2.19	$73,262	June 10, 2021
VP Finance	June 10, 2016	31,100	$2.19	$30,378	June 10, 2021
	Dec. 28, 2016	14,000	$2.16	$13,403	Dec. 28, 2021

* Options granted vest 1/6 each on the 6-month, 1-year, 18-month, 2-year, 30-month and 3-year anniversary from grant date.

(1)	Mr. Brown retired from his position effective December 31, 2016. 1/6 of the options granted on June 10, 2016 vested, with an option expiration date of September 30, 2017. The remainder of the options granted to Mr. Brown on June 10, 2016 were forfeited.

For a detailed discussion of the Share Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans - Share Option Plan”.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive with market practices. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, supplemental benefit allowance, paid vacation, and retirement savings plan benefits. The supplemental benefit allowance reimburses employees, up to a maximum, for public transportation to and from work, fitness gym memberships or other fitness activities, education or personal development not provided or paid for by the Company, and business club memberships for executives (only reimbursable at 50% and subject to a maximum). In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value. In addition, perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its NEOs may include a cellular telephone and commuting expenses.

Compensation Governance

The HRCC consists of John Jennings (Chair), R.W. (Bob) Garnett, and W.J. (James) Mullin, all of whom are independent Directors. The Board is satisfied that each member has the skills and experience to carry out of the Mandate of the HRCC. The HRCC meets at least annually or more frequently, as circumstances require.

Mr. Jennings is a Senior Client Partner at Korn Ferry, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has almost three decades of experience in the Canadian and international financial sectors, as chief executive officer of a Canadian investment dealer and thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle market companies. Mr. Garnett has 40 years’ experience serving on boards and committees in a broad range of industries. He also holds a Chartered Professional Accountant designation and an ICD.D certification from the Institute of Corporate Directors. Mr. Garnett is a Commissioner of the Financial Institutions Commission, (“FICOM”). FICOM is an agency of the provincial government which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent his 33-year career with Newmont Mining Corporation. The experience of the HRCC members has provided each member with broad exposure to the compensation practices and policies in the mining industry, in addition to a number of other industry sectors.

36

The HRCC has not conducted a formal evaluation of the risks associated with the Company’s compensation policies and practices; however, the HRCC carefully considers whether the design and structure of compensation programs and related performance criteria provide appropriate incentives without creating undue risks.

Due to the small size of the Company and the current level of the Company’s activity, the HRCC is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the HRCC during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation program does not incent risk outside the Company’s risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

•	Appointing an HRCC comprised of only independent Directors to oversee the executive compensation program;
•	Retaining independent compensation advisors to provide advice on the level of compensation for executives;
•	Setting performance hurdles and milestones for determining STIP payouts;
•	The use of deferred equity compensation to encourage a focus on long-term corporate performance versus short-term results;
•	Paying performance related incentives only when performance results are known;
•	Setting caps on incentive programs; and
•	Use of discretion in adjusting incentive payments up or down as the HRCC deems appropriate and recommends.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Company on January 1, 2012, with the cumulative total return of the TSX Composite Index and the TSX Global Mining Index, from January 1, 2012 to December 31, 2016:

	Jan. 01, 2012	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Great Panther Silver Limited	$100.00	$70.97	$35.48	$32.26	$32.26	$102.30
S&P/TSX Composite Index	$100.00	$104.92	$118.55	$131.06	$120.16	$145.49
S&P/TSX Global Mining Index	$100.00	$91.66	$73.47	$62.70	$44.84	$63.72

37

As discussed in the Compensation Discussion and Analysis, compensation for the Company’s NEOs is comprised of different elements. These include elements that do not directly correlate to the market price of the Company’s common shares such as base salary and the STIP which pays an award based on the achievement of specific corporate and personal objectives. The Company’s share price is heavily influenced by the price of silver which has seen significant fluctuation in recent years and, in particular, significant declines in 2012 through 2015. 2013 saw a very sharp decline in silver prices which significantly affected the Company’s share price and profitability. As a result, the Company undertook a restructuring which included the elimination of the standalone role of the President. Severance payments in respect of this restructuring significantly increased NEO total compensation for 2013. Annual incentive compensation also increased as specific goals and objectives were achieved which were independent of the share price. In 2014, the Company expanded its portfolio of producing mines with the commencement of commercial production at the San Ignacio Mine. The Company increased metal production by 12% in terms of silver equivalent ounces; however, the benefit of increased production was offset by significant declines in the silver and gold prices. The net effect was that the Company’s share price remained essentially unchanged at the end of 2014, compared to the closing price 12 months earlier. In order to better direct the Company’s expanding operations, the Company appointed a new Chief Operating Officer during September 2014, which resulted in an increase in NEO compensation. In addition, compensation related to option-based awards increased as a result of the independent review of NEO compensation and the desire to enhance retention of NEOs through longer-term incentives such as option-based awards which vest over several years. In 2015, there were no increases in base salaries for NEOs as a result of continued declines in silver and gold prices which, in turn, caused significant declines in share prices across the industry. Despite significant declines in metal prices, the Company achieved a 30% increase in production, and 38% decrease in all-in sustaining costs, and exceeded its operational goals and plans. As a result, STIP awards increased as did non-cash LTIP awards. In 2016, there was a significant increase in the Company’s share price. However, a Net Corporate Objectives Achievement of 25% resulted in a decrease in STIP awards and overall compensation.

38

Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2016, 2015 and 2014:

Non-equity incentive plan compensation ($)
Name and current principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Short-term incentive plans(2)	Long-term incentive plans	Pension value ($)	All other compen-sation ($)(3)	Total ($)
Robert.A. Archer, P. Geo. (4) President & CEO	2016 2015 2014	475,000 475,000 457,200	Nil Nil Nil	376,193 292,559 277,336	139,000 252,350 89,700	n/a n/a n/a	n/a n/a n/a	23,750 12,685 n/a	1,013,943 1,032,594 824,236
Jim A. Zadra, CPA, CA CFO & Corporate Secretary	2016 2015 2014	285,000 285,000 285,000	Nil Nil Nil	224,942 196,419 229,608	78,000 132,825 56,100	n/a n/a n/a	n/a n/a n/a	14,250 16,582 14,250	602,192 630,826 584,958
Ali Soltani (5) COO	2016 2015 2014	387,520 364,323 99,856	Nil Nil Nil	289,725 136,037 108,508	92,740 172,832 17,700	n/a n/a n/a	n/a n/a n/a	37,924 n/a n/a	807,909 673,192 226,065
Robert F. Brown, P. Geo. (6) Former VP Exploration	2016 2015 2014	220,000 220,000 220,000	Nil Nil Nil	73,262 91,267 99,325	38,000 84,700 32,500	n/a n/a n/a	n/a n/a n/a	11,000 11,000 11,000	342,262 406,967 362,825
Mary Ellen Thorburn, CPA, CA, CFA (7) VP Finance	2016 2015 2014	208,000 200,000 128,030	Nil Nil Nil	43,781 23,740 64,497	29,400 61,300 17,600	n/a n/a n/a	n/a n/a n/a	10,400 10,000 3,333	291,581 295,040 213,460
Notes:
(1)	Option-based awards are valued using the Black-Scholes stock option valuation methodology, consistent with the values used in the Company’s financial statements. The June 10, 2016 grants were valued using the following assumptions: Exercise Price: $2.19; Risk Free Rate of Return: 0.51%; Volatility Estimate: 73%; Expected Life (Years): 2.6; Dividend Rate: Nil; Per Option Value: $0.98. The December 28, 2016 grants were valued using the following assumptions: Exercise Price: $2.16; Risk Free Rate of Return: 0.84%; Volatility Estimate: 71%; Expected Life (Years): 2.7; Dividend Rate: Nil; Per Option Value: $0.96.
(2)	The 2016 STIP was paid in 2017; the 2015 STIP was paid in 2016, and the 2014 STIP was paid in 2015.
(3)	Retirement plan benefits.
(4)	Salary for 2014 consist of consulting fees paid to Platoro Resource Corp., a British Columbia company controlled by Robert A. Archer. Effective January 1, 2015, Mr. Archer entered into an employment agreement with the Company.
(5)	Mr. Soltani was appointed COO on September 1, 2014. Mr. Soltani’s salary has been established and paid in US dollars. It has been converted to Canadian dollars at an average exchange rate of $1.00=USD 0.7548 for 2016, $1.00=USD 0.7823 for 2015 and $1.00=USD 0.8912 for 2014.
(6)	Mr. Brown retired as VP Exploration effective December 31, 2016.
(7)	Ms. Thorburn was appointed VP Finance on May 12, 2014.
39

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2016, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Robert A. Archer	100,000 430,000 759,000 356,000 158,000(2) 244,000 144,000	1.71 1.31 0.65 0.71 0.71 2.19 2.16	16-Aug-17 27-Jun-19 05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21	$51,000 $391,300 $1,191,630 $537,560 $238,580 $7,320 $8,640	n/a	n/a	n/a
Jim A. Zadra	306,000 561,000 214,000 82,000(2) 146,000 86,000	1.31 0.65 0.71 0.71 2.19 2.16	27-Jun-19 05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21	$278,460 $880,770 $323,140 $123,820 $4,380 $5,160	n/a	n/a	n/a
Ali Soltani	250,000 200,000 278,000 107,000(2) 179,000 120,000	0.86 0.65 0.71 0.71 2.19 2.16	04-Nov-19 05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21	$340,000 $314,000 $419,780 $161,570 $5,370 $7,200	n/a	n/a	n/a
Robert F. Brown (3)	102,667 117,000 36,667 12,500	1.31 0.65 0.71 2.19	30-Sep-17 30-Sep-17 30-Sep-17 30-Sep-17	$93,427 $183,690 $55,367 $375	n/a	n/a	n/a
Mary Ellen Thorburn	100,000 55,000 30,000 31,100 14,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 05-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	$91,000 $86,350 $45,300 $933 $840	n/a	n/a	n/a

Notes:

(1)	The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2016, which was $2.22 per share.
(2)	On December 11, 2015, the NEOs were granted options in consideration of a reduction in their 2015 STIP payment. These options vested immediately on the date of grant.
(3)	Mr. Brown entered into an agreement with the Company, effective January 3, 2017, to provide consultant services to the Company. The vested options that were granted to Mr. Brown during his employment with the Company were extended to expire on September 30, 2017. Mr. Brown also holds 10,000 assumed Cangold Options at an exercise price of $3.00 to expire on May 24, 2017; and 2,500 Cangold Options at an exercise price of $2.00 to expire on September 30, 2017.
40

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2016 for each NEO:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Robert A. Archer	$488,305	Nil	$139,000
Jim A. Zadra	$418,114	Nil	$78,000
Ali Soltani	$289,541	Nil	$92,740
Robert F. Brown	$184,531	Nil	$38,000
Mary Ellen Thorburn	$59,192	Nil	$29,400

Notes:

(1)	This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

See “Securities Authorized under Equity Compensation Plans” for further information on the Company’s Share Option Plan.

Pension Plan Benefits

The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following or, in connection with, retirement.

Retirement Plan Benefits

The NEOs are eligible to participate in the Company’s matching retirement benefits program, which was implemented on January 1, 2012 and is available to all of the Company’s Canadian resident employees. A similar savings plan program is offered to the Company’s employees in Mexico. The Company pays contributions to a Deferred Profit Sharing Plan or Registered Retirement Savings Plan (each as defined by the Income Tax Act Canada) to a maximum of 5% of the employee’s salary, or such maximum as provided under the applicable tax regulations. The Company-paid contributions vest fully after two years of employment, and thereafter are fully vested on payment.

The NEOs received Company paid contributions totaling $97,324 in 2016, which were fully vested.

Termination and Change in Control Provisions

The Company has entered into employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance. Following are the significant terms of each of the Company’s NEOs’ employment agreements:

41

Employment Agreement - Robert A. Archer

The Company entered into an employment agreement with Mr. Archer (the “Archer Agreement”) effective January 1, 2015. Under the terms of the Archer Agreement, Mr. Archer continues to be engaged as the President and Chief Executive Officer. Mr. Archer continues to participate in the Company’s STIP and Share Option Plan, and he is also eligible to receive retirement plan benefits.

The Company may terminate the Archer Agreement for cause, without notice or any payment in lieu thereof. The Company may also terminate the Archer Agreement without cause, and without further obligation, by providing notice, or salary in lieu of notice, of the greater of (a) 18 months’ salary or (b) 12 months’ salary plus the average of the previous two years’ STIP payments, provided that in no case the amount would exceed an amount equivalent to 24 months’ salary.

In the event that a “Change in Control” of the Company leads to the termination of Mr. Archer’s employment (as defined in the Archer Agreement), Mr. Archer would be entitled to receive the same benefits as in the event of termination without cause, plus an additional six months’ salary, provided however that the total amount to be paid in the event of a “Change in Control” shall not exceed 24 months’ salary.

Employment Agreement - Jim A. Zadra

The Company entered into an Employment Agreement with Mr. Zadra effective July 18, 2012 (the “Zadra Agreement”), which superseded any previous employment agreements with the Company, and an Amending Agreement dated August 1, 2013 (collectively the “Zadra Agreements”). Mr. Zadra is engaged as the Chief Financial Officer and Corporate Secretary of the Company. Mr. Zadra is entitled to a STIP payment based on performance. The criteria for the STIP payment is reviewed and established by the HRCC and reflected in the terms of the Company’s STIP. Under the terms of the Zadra Agreement, Mr. Zadra is also entitled to participate in the Company’s Share Option Plan.

Under the Zadra Agreement, the Company may terminate Mr. Zadra’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 18 months’ salary and two years’ STIP payments. The STIP payment is to be calculated as the average of any STIP payments awarded in the previous two-year period or such lesser period as Mr. Zadra has worked with the Company, and the equivalent of two years of other compensation, if any.

In the event of a “Change of Control” of the Company, Mr. Zadra is entitled to receive from the Company a payment equal to two times his annual salary, STIP payment and other compensation, if any. The STIP payment is calculated at two times the average of any STIP payments awarded in the previous two-year period or such lesser period as Mr. Zadra has worked with the Company.

Employment Agreement - Ali Soltani

The Company entered into an employment agreement with Ali Soltani on September 1, 2014 (the “Soltani Agreement”). Under the terms of the Soltani Agreement, Mr. Soltani is engaged as the Chief Operating Officer of the Company and is entitled to participate in the Company’s Share Option Plan.

Under the terms of the Soltani Agreement, the Company may terminate Mr. Soltani’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Soltani’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice or a combination of both, paying a termination amount (the “Termination Amount”) as follows:

a)	after three consecutive months of employment, two months’ salary or notice;
b)	after 12 consecutive months of employment, six months’ salary or notice, plus three months’ salary for each additional year of employment, up to a maximum of 18 months’ salary.

In the event of a termination associated with a “Change of Control” of the Company, Mr. Soltani is entitled to receive from the Company a payment equal to the Termination Amount plus additional six months’ salary.

42

Employment Agreement - Robert F. Brown

The Company entered into an employment agreement with Robert F. Brown on July 11, 2008 (the “Brown Agreement”). Under the terms of the Brown Agreement, Robert Brown is engaged as the VP Exploration of the Company and is entitled to participate in the Company’s Share Option Plan.

Under the terms of the Brown Agreement, the Company may terminate Mr. Brown’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Brown’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 12 months’ salary. In the event of a “Change of Control” of the Company which results in Mr. Brown ceasing to be VP Exploration of the Company, he is entitled to severance equal to 12 months’ salary.

Mr. Brown retired from his position effective December 31, 2016.

Employment Agreement - Mary Ellen Thorburn

The Company entered into an employment agreement with Mary Ellen Thorburn on May 12, 2014 (the “Thorburn Agreement”). Under the terms of the Thorburn Agreement, Mary Ellen Thorburn is engaged as the VP Finance and is entitled to participate in the Company’s Share Option Plan.

Under the terms of the Thorburn Agreement, the Company may terminate Ms. Thorburn’s employment for cause, without notice or any payment of any kind. The Company may terminate Ms. Thorburn’s employment without cause, and without further obligation, by providing one-month notice or salary in lieu of notice, plus one month’s salary or notice for each additional year of employment, up to a maximum of six months’ salary or notice. In the event of a termination associated with a “Change of Control” of the Company, Ms. Thorburn is entitled to receive from the Company a payment equal to six months’ salary.

Incremental Payments

The estimated incremental payments from the Company to each of Messrs. Archer, Zadra, Soltani and Brown and Ms. Thorburn on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a “Change of Control”, assuming the triggering event occurred on December 31, 2016, are as follows:

NEO	Element	Estimated Incremental Payment - Termination without Cause	Estimated Incremental Payment - Termination without Cause on a Change of Control
Robert A. Archer President & CEO	Salary	$712,500	$950,000
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil
Jim A. Zadra CFO & Corporate Secretary	Salary	$427,500	$570,000
	Annual Performance-Based Cash Incentive	$210,825	$210,825
	Benefits(1)	$39,455	$39,455
Ali Soltani(2) Chief Operating Officer	Salary	$302,675	$504,458
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil
Robert F. Brown(3) Former VP Exploration	Salary	Nil	Nil
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil
Mary Ellen Thorburn VP Finance	Salary	$45,779	$104,000
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil

Notes:

(1)	Mr. Zadra would be entitled to two years’ benefits. The annual benefits amount consists of $14,250 in retirement plan benefits and $5,477 other benefits.
(2)	Mr. Soltani is paid in US dollars. These amounts are translated at the December 31, 2016 exchange rate of $1.00=USD 0.7434.
(3)	Mr. Brown retired from his position effective December 31, 2016.

43

Director Compensation

During 2016, the HRCC reviewed the competitiveness of director compensation levels against the competitive marketplace. While the results of that review generally demonstrated that director compensation levels at Great Panther were competitive with the market, adjustments to retainers for certain committee roles were made to further strengthen Great Panther’s competitiveness while also reflecting the time and commitment required of each of the roles. A summary of the compensation provided to Great Panther’s independent Directors before and after committee retainer adjustments is as follows:

	Retainer Effective July 1, 2016	Prior Annual Retainer
Board of Directors Chair Retainer	$45,000	$45,000
Board Member Retainer	$45,000	$45,000
Audit Committee Chair Retainer	$15,000	$12,000
Audit Committee Member Retainer	$7,500	$0
HRCC Chair Retainer	$10,000	$10,000
HRCC Member Retainer	$5,000	$0
Other Committee Chair Retainer	$6,000	$5,000
Other Committee Member Retainer	$3,000	$0
Per diem allowance for travel within British Columbia	$500	$500
Per diem allowance for travel outside of British Columbia	$1,000	$1,000
Board Chair Equity Grants (inclusive of Board Member Equity Grant)	$89,281
Board Member Equity Grants	$42,687

The compensation earned by Directors who were not a NEO for the Company’s most recently completed financial year of December 31, 2016, is as follows:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
R.W. (Bob) Garnett	97,750	Nil	89,281	Nil	Nil	3,965(2)	190,996
Kenneth W. Major	52,000	Nil	42,687	Nil	Nil	Nil	94,687
John Jennings	58,750	Nil	42,687	Nil	Nil	Nil	101,467
W.J. (James) Mullin	59,000	Nil	42,687	Nil	Nil	Nil	101,687
Jeffrey Mason	60,000	Nil	42,687	Nil	Nil	Nil	102,687
Notes:
(1)	Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The June 10, 2016 grants were valued using the following assumptions: Exercise Price: $2.19; Risk Free Rate of Return: 0.51%; Volatility Estimate: 73%; Expected Life (Years): 2.6; Dividend Rate: Nil; Per Option Value: $0.98. The December 28, 2016 grants were valued using the following assumptions: Exercise Price: $2.16; Risk Free Rate of Return: 0.84%; Volatility Estimate: 71%; Expected Life (Years): 2.7; Dividend Rate: Nil; Per Option Value: $0.96.
(2)	Payment of benefits.

44

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding for the Directors who were not NEOs for the Company’s most recently completed financial year ended December 31, 2016:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
R.W. (Bob) Garnett	20,000 38,000 81,250 60,000 62,000 30,000	1.71 1.31 0.65 0.71 2.19 2.16	16-Aug-17 27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	$10,200 $34,580 $127,526 $90,600 $1,860 $1,800	n/a	n/a	n/a
Kenneth W. Major (2)	88,000 104,167 50,000 29,000 15,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	$80,080 $163,542 $75,500 $870 $900	n/a	n/a	n/a
John Jennings	200,000 88,000 104,167 50,000 29,000 15,000	1.71 1.31 0.65 0.71 2.19 2.16	16-Aug-17 27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	$102,000 $80,080 $163,542 $75,500 $870 $900	n/a	n/a	n/a
W.J. (James) Mullin	88,000 125,000 50,000 29,000 15,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	$80,080 $196,250 $75,500 $870 $900	n/a	n/a	n/a
Jeffrey Mason	58,667 62,500 33,333 29,000 15,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	$53,387 $98,125 $50,333 $870 $900	n/a	n/a	n/a
Notes:
(1)	The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2016. The market value is the closing price of the Company’s Common Shares on the TSX on December 31, 2016, which was $2.22 per share.
(2)	Mr. Major also holds 5,000 assumed Cangold options at an exercise price of $3.00 to expire on May 24, 2017; and 2,500 Cangold options at an exercise price of $2.00 to expire on January 20, 2019.

45

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2016, for the Directors, excluding a Director who is already set out in disclosure above for an NEO for the Company:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
R.W. (Bob) Garnett	$135,551	Nil	Nil
Kenneth W. Major	$96,070	Nil	Nil
John Jennings	$96,070	Nil	Nil
W.J. (James) Mullin	$96,070	Nil	Nil
Jeffrey Mason	$115,429	Nil	Nil
Notes:
(1)	The value vested during the year represents the aggregate dollar value that would have been realized if a Director had exercised each of his options that vested in 2016 on the date of such vesting.

securities authorized for issuance under equity compensation plans

Share Option Plan

The only equity compensation plan which the Company has in place is the amended and restated incentive share option plan (2016) (the “Share Option Plan”) which was approved by shareholders on June 9, 2016. Upon adoption of the Omnibus Incentive Plan, no further Options will be granted under the Share Option Plan, although currently outstanding Options will continue to be governed by the terms of the Share Option Plan until the earlier of their exercise or expiry.

The Share Option Plan was established to advance the interests of the Company by (i) promoting a proprietary interest among Eligible Persons (defined below) in the success of the Company and its Related Entities; (ii) attracting and retaining qualified directors, officers, employees and Consultants which the Company and its Related Entities require; (iii) providing Eligible Persons with additional incentive and encouraging share ownership by such Eligible Persons. The Share Option Plan is administered by the Board of Directors and provides for the grant of options to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Share Option Plan provides that the number of Common Shares reserved for issue from time to time under the Share Option Plan will not exceed 10% of the total number of issued and outstanding Common Shares.

46

The following is a summary of the material terms of the Share Option Plan:

Eligible Persons. “Eligible Persons” are defined as any director, officer, employee or consultant of the Company or a related entity of the Company.

Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance may be reserved for issuance under the Share Option Plan. As of April 21, 2017, options to purchase an aggregate of 8,142,814 Common Shares (net of cancelled options), representing approximately 4.9% of the issued and outstanding Common Shares, are outstanding under the Share Option Plan. Options to purchase an aggregate of 8,634,039 Common Shares, representing approximately 5.1% of the issued and outstanding Common Shares, remain available for issuance under the Share Option Plan.

Limits with Respect to Issue of Shares. The maximum number of Common Shares that may be (i) reserved for issuance to insiders as a group under the Share Option Plan, together with any Common Shares reserved for issuance to insiders under any other share compensation arrangements, shall not exceed 10% of the outstanding Common Shares at the time of grant; (ii) issued to insiders as a group under the Share Option Plan and any other share compensation arrangement within a one year period shall not exceed 10% of the outstanding Common Shares, and to any one insider shall not exceed 5% of the outstanding Common Shares; and (iii) reserved for issue to any one person shall not exceed 5% of the outstanding Common Shares at the time of the determination. The total annual grant to any one Non-Employee Director shall not exceed a grant value of $100,000 (based upon a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board).

Exercise Price. The Board will establish the exercise price the options at the time the options are granted provided that such price shall not be less than the closing price of the Common Shares on the TSX on the last business day immediately preceding the date of grant of the options. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive days preceding the date of grant.

Vesting. Pursuant to the terms of the Share Option Plan, the vesting of options is set at the discretion of the Board, which is often described in the optionee’s employment agreement. The Share Option Plan provides that, in the event of a change of control of the Company, all outstanding options will immediately vest. Under the Share Option Plan, change of control of the Company occurs upon any one or more of the following events: (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any related entity of the Company and another entity, as a result of which holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction; (ii) the sale, lease, exchange or other disposition of assets, rights or properties of the Company and/or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights or properties of the Company and its subsidiaries; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Company; (iv) any person, entity or group of persons or entities acting jointly or in concert acquires or acquires control (including, without limitation, the right to vote or direct the voting) 40% or more of the voting shares of the Company; (v) as a result of, or in connection, with (i) a contested election of directors, or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its related entities and another entity, the nominees named in the most recent management information circular of the Company for election to the Board do not constitute a majority of the Board; or (vi) the Board adopts a resolution to effect a change of control, as described above.

Term of Options. Options granted under the Share Option Plan will have a maximum term of 10 years from their date of grant. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 48 hours of the expiry of a black-out period, the expiry date of the Option will be extended to 10 business days after the trading restrictions are lifted.

47

Termination of Exercise Right. If a participant ceases to be an eligible person other than by death, each option will cease to be exercisable ninety (90) days after the termination date of the participant. In the event of a participant’s death, any vested option held by the participant at the date of death will be exercisable by the participant’s lawful representatives, heirs or executors until the earlier of six months after the date of death and the date of expiration of the term otherwise applicable to such option.

No Assignment. Subject to the provisions of the Share Option Plan, all options will be exercisable only by the participant to whom they are granted and will not be assignable or transferable.

Cashless Exercise. Participants may, subject to the determination of the Board, when entitled to exercise an option, terminate the option and in lieu of exercise instead receive a number of Common Shares that have a total value when multiplied by the closing price of the Common Shares on the day immediately prior to exercise equal to the product of that number of Common Shares subject to the Option multiplied by the difference between the closing price on the day immediately prior to the exercise and the Option exercise price.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Share Option Plan:

(a)	increase the maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Share Option Plan;
(b)	alter or impair any existing options granted to a participant without the consent of the participant;
(c)	materially increase the benefits under the Share Option Plan;
(d)	amend the definition of “Eligible Person” or otherwise alter the conditions for eligibility for participation in the Share Option Plan to permit the introduction or re-introduction of Non-Employee Directors on a discretionary basis or amend the Share Option Plan to increase limits previously imposed on Non-Employee Director participation;
(e)	amend the Share Option Plan to permit options granted under the Share Option Plan to be transferrable or assignable other than as set forth in Section 4.6 of the Share Option Plan and for normal estate settlement purposes;
(f)	amend the exercise price of any option issued under the Share Option Plan where such amendment reduces the exercise price of such option;
(g)	extend the term of any option issued under the Share Option Plan beyond the original expiry date; or
(h)	amend Subsection 3.7(a) of the Share Option Plan.

Amendments Requiring Disinterested Shareholder Approval. In addition to the amendments that require shareholder approval described above, the following amendments are subject to a vote of Shareholders who are not insiders of the Company:

(a)	a decrease in the exercise price of an option granted to an insider;
(b)	the extension of the term of an option granted to an insider; and
(c)	if the Share Option Plan could result in the grant to insiders during any twelve month period of a number of options exceeding 10% of the outstanding issued shares.

Amendments Without Shareholder Approval. The Share Option Plan may be amended without shareholder approval for the following:

(a)	Including or changing vesting provisions in the Share Option Plan;
(b)	Changing the termination provisions in the Share Option Plan which do not entail an extension beyond the original expiry date; and
(c)	Adding a cashless exercise feature, payable in cash or securities.
48

General Amendments. Subject to the requirements of applicable law and TSX Policies requiring shareholder or other approval the Share Option Plan provides that the Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an Option or an amendment to the date or dates on which an Option or a portion thereof vests and so becomes exercisable), except that the Board may not undertake any such action unless it first obtains the consent of the affected participant.

Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2016, in relation to compensation plans under which equity securities of Great Panther are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (1)
Equity compensation plans approved by securityholders	9,003,151	$1.17	7,690,622
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	9,003,151	$1.17	7,690,622
Notes:
(1)	A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance under the Share Option Plan. As of December 31, 2016, the maximum number of Common Shares reserved for issuance under the Share Option Plan was 16,693,773 Common Shares (being 10% of the 166,937,734 Common Shares then issued and outstanding).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Executive Officers, Directors or employees, or former Executive Officers, Directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2016, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed Director of the Company, or any associate or affiliate of any informed person or proposed Director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of the Company.

49

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2016, can be found on SEDAR at www.sedar.com. Copies are available upon request from the Company’s Assistant Corporate Secretary at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number 604-608-1766, toll Free: 1-888-355-1766, fax number 604-608-1768, or email info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2016, which will be placed before Shareholders at the Meeting.

As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders of Great Panther have been approved by the board of directors.

DATED at Vancouver, British Columbia on April 27, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“R.W. (Bob) Garnett”

R.W. (Bob) Garnett

Chair of the Board and Director

50

APPENDIX A

GREAT PANTHER SILVER LIMITED
(the "Company")

BOARD MANDATE

Article 1. Introduction to the Board’s Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each director in letter and spirit. Each director will execute his/her duties as a member of the Board in accordance with the terms contained in this Mandate.

Article 2. Composition and Functioning of the Board

(a)	Composition of the Board

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgement.

(b)	Independent Directors

"Independent Director" means a person other than an executive officer or employee of the Company. No director qualifies as independent unless the issuer's Board affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a)	a director who is, or during the past three years was, employed by the Company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);
(b)	a director who accepted or has an immediate family member who accepted any compensation from the Company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service,
(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the Company,
(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
51

(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;
(c)	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;
(d)	a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;
(e)	a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity;
(f)	a director who is, or has an immediate family member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years; or
(g)	a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).
(c)	Establishment of Board Agenda

The Board Chair will establish an agenda for each Board meeting. Each director is encouraged to suggest items of business for the agenda. The Chair will act as the effective leader of the Board and ensure that the Board’s agenda will enable the Board to successfully carry out its duties.

(d)       Board Materials and Presentations

Except where not appropriate or impractical, the Company will provide directors with materials relating to agenda items and presentations one week in advance of Board meetings.

(e)	Meetings of Independent Directors

Meetings of the Independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the Independent Directors may be held as need requires or circumstances dictate. In any event, the Independent Directors will meet at least twice annually without non-independent directors or other members of management present.

(f)         Management Attendance at Board Meetings

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chair or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(g)	Board Access to Management

Directors will have access, as necessary, to all members of management and employees of the Company.

(h)	Direct Board Access to Independent Advisors

Directors will have access, as necessary or appropriate, to independent advisors.

52

(i)	Evaluating Board Performance

Each year the Board will conduct annual self assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case may be. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3. Functioning of Committees

(a)	Committee Structure

The Board will have the following standing committees: the Audit Committee, the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee and the Safety, Health and Environment Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing committee as provided in the Articles or By-Laws of the Company. Each committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(b)	Committee Performance Review

The Board Chair and the Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimise committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4. Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

(a)	develop and maintain an understanding of the Company’s operations, strategies and industry within which the Company operates;
(b)	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;
(c)	develop and maintain familiarity with the officers and senior management of the Company;
(d)	attend Board and, if applicable, committee meetings regularly;
(e)	read advance materials prior to Board or committee meetings;
(f)	participate fully and actively in the discussions of the Board and any committee to which the individual belongs;
(g)	if absent from a meeting, keep up-to-date on discussions missed;
(h)	devote the necessary time and attention to Company issues in order to make informed decisions;
(i)	participate as needed on Board committees;
53

(j)	remain knowledgeable of the written mandate of the Board and the charter of the committee or committees of which the director is a member; and
(k)	participate in continuing director education.

Article 5. The Board Chair and the Chief Executive Officer

The Board Chair and the CEO are two separate positions. While both positions may be held by the same person, it is desirable that they be separate.

The Board Chair will be elected from the members of the Board. At time of election, the candidate must have served on the Board for a period of time as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the directors through open and honest communication at all times.

The performance of the CEO will be evaluated on an annual basis by the Human Resources and Compensation Committee based on written objective criteria established by the Human Resources and Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candour, honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board’s Human Resources and Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. The compensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6. Position Descriptions

The Board will develop clear position descriptions for the Board Chair, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Human Resources and Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7. Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Article 8. Corporate Governance, Integrity and the Code of Business Conduct and Ethics

The principles for conducting business with integrity are contained in the Company’s Code of Business Conduct and Ethics (the "Code"). The Code describes the conduct the Company expects from its directors, officers and employees. Each director is expected to comply with the letter and spirit of the Code and the Audit Committee will monitor compliance with the Code. The Board will ensure that the CEO and other executive officers conduct themselves with integrity and create a culture of integrity throughout the Company. The Board, in consultation with the Corporate Governance and Nominating Committee will develop and annually re-evaluate the Company’s approach to corporate governance.

54

Article 9. Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

(a)	an evaluation of the opportunities and risks of the business of the Company;
(b)	an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company’s goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;
(c)	an analysis of the Company’s own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to determine the effectiveness of the existing strategy, the Company’s strengths, weaknesses, opportunities and threats, the pricing policies and the Company’s cost structures. In addition, the Company’s competitive position relative to its major competitors must be considered and strategic challenges must be identified; and
(d)	consideration whether there is room for improvement of the present strategic position.

Article 10. Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyse risks on an annual basis when the strategic position of the Company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company’s supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 11. Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 12. Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition, the communication policy will define the guidelines for communication with employees, the media, shareholders, creditors, political interest groups and government. The Communication Policy will ensure that the Company’s strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation. The Board will establish a Disclosure Committee responsible for overseeing the Company’s disclosure practices, and ensuring that all communications with shareholders and information disseminated by the Company adheres to the Company’s Disclosure Policy.

55

Article 13. Internal Controls and Management Information Systems

The Board will, in conjunction with the Company’s Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exist to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

(a)	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;
(b)	internal controls relating to accounting, controlling and finance; and
(c)	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 14. Reporting of Concerns

All stakeholders, including creditors, shareholders and employees, will be entitled to communicate any concerns about the Company’s conduct or other matters directly to the Board Chair.

Article 15. Majority Voting Policy

(a)	Majority Voting

Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (an “Affected Director”) shall submit to the chair of the Nominating and Corporate Governance Committee (with a copy to the Secretary of the Company) a written resignation promptly after the shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this Article 15.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director’s resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the Independent Directors of the Board accept the Affected Director’s resignation, effective no more than 90 days following the shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the Independent Directors including, if applicable, the reasons for rejecting an Affected Director’s resignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the Independent Directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance Committee of one or more Affected Directors, the unaffected Independent Directors shall consider the resignation and make the determination.

If the Independent Directors accept the resignation of the Affected Director, they may (subject to applicable law):

(a)	leave the vacancy unfilled until the next annual meeting of the Company;
(b)	fill the vacancy through the appointment of a new director (other than the Affected Director); or
(c)	call a special meeting of shareholders at which a director nominee (other than the Affected Director) will be proposed for election by shareholders.
56

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

(b)	Disclosure of Detailed Voting Results

Promptly after a shareholders’ meeting, the Company shall publicly disclose the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by shareholders.

Article 16. Amendment

This Mandate may be amended by the Company’s Board, subject to the disclosure and other provisions of the applicable corporate and securities legislation and stock exchange rules.

Last reviewed and approved by the Board on November 1, 2016.

57

APPENDIX B

GREAT PANTHER SILVER LIMITED

(the “Company”)

OMNIBUS INCENTIVE PLAN

June 8, 2017

58

59

GREAT PANTHER SILVER LIMITED
OMNIBUS INCENTIVE PLAN

Great Panther Silver Limited (the “Company”) hereby establishes an omnibus incentive plan for certain qualified directors, executive officers, employees or Consultants of the Company or any of its Subsidiaries.

Article 1
INTERPRETATION

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Account” means an account maintained for each Participant on the books of the Company which will be credited with Awards in accordance with the terms of this Plan;

“Affiliates” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions;

“Associate”, where used to indicate a relationship with a Participant, means (i) any domestic partner of that Participant and (ii) the spouse of that Participant and that Participant’s children, as well as that Participant’s relatives and that Participant’s spouse’s relatives, if they share that Participant’s residence;

“Award” means any of an Option, DSU, or RSU granted to a Participant pursuant to the terms of the Plan;

“Black-Out Period” means a period of time when pursuant to any policies of the Company (including the Company’s insider trading policy), any securities of the Company may not be traded by certain Persons designated by the Company;

“Board” has the meaning ascribed thereto in Section 2.2(1) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Vancouver, British Columbia for the transaction of banking business;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs or DSUs, as applicable, in the Participant’s Account, net of any applicable taxes in accordance with Section 8.2, on the RSU Settlement Date or the Filing Date, as applicable;

“Cause” has the meaning ascribed thereto in Section 6.2(1) hereof;

“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)	any transaction (other than a transaction described in clause (iii) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 40% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company’s equity incentive plans;
(ii)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation, merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;
1

(iii)	the sale, lease, exchange, license or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company or any of its subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Subsidiary of the Company in the course of a reorganization of the assets of the Company and its wholly-owned Subsidiaries;
(iv)	the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement); or
(v)	individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

“Consultant” means a person, other than an employee, executive officer or director of the Company or a Subsidiary, that provides ongoing services to the Company, and includes for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, or a partnership of which the individual Consultant is an employee or partner;

“Consulting Agreement” means, with respect to any Participant, any written consulting agreement between the Company or a Subsidiary and such Participant;

“Company” means Great Panther Silver Limited, a corporation existing under the British Columbia Business Corporations Act as amended from time to time;

“Dividend Equivalent” means a cash credit equivalent in value to a dividend paid on a Share credited to a Participant’s Account;

“DSU” or “Deferred Share Unit” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof upon Termination of Service, as provided in Article 5 and subject to the terms and conditions of this Plan;

“DSU Agreement” means a written agreement between the Company and a Participant evidencing the grant of DSUs and the terms and conditions thereof;

“DSU Settlement Amount” means the amount of Shares, Cash Equivalent, or combination thereof, calculated in accordance with Section 5.4, to be paid to settle a DSU Award after the Filing Date;

2

“Eligibility Date” the effective date on which a Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Company by the insurance company providing such long-term disability benefits);

“Eligible Participants” means any director, executive officer, employee or Consultant of the Company or any of its Subsidiaries, but for the purposes of Article 5, this definition shall be read without reference to Consultants;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Company or a Subsidiary and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Existing Option Plan” means the Great Panther Silver Limited Amended and Restated Stock Option Plan 2016, including any amendments or supplements thereto made after the effective date thereof;

“Existing Option” means an option grant made under the Existing Option Plan;

“Filing Date” has the meaning set out in Section 5.3(1) or Section 5.3(3), as applicable;

“Full Value Award” means a DSU or an RSU;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, an RSU Agreement, an Employment Agreement or a Consulting Agreement;

“Incentive Stock Option” or “ISO” means an Option that is described in Section 3.8;

“Insider” means a “reporting insider” as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and includes Associates and affiliates (as such term is defined in Part 1 of the TSX Company Manual) of such “reporting insider”;

“Market Value” means at any date when the market value of Shares is to be determined, (i) if the Shares are listed on the TSX, the closing price of the Shares on the TSX for the Trading Session on the day prior to the relevant time as it relates to an Award; (ii) if the Shares are not listed on the TSX, then as calculated in paragraph (i) by reference to the price on any other stock exchange on which the Shares are listed (if more than one, then using the exchange on which a majority of trading in the Shares occurs); or (iii) if the Shares are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith and such determination shall be conclusive and binding on all Persons;

“Non-Employee Director” means a member of the Board of Directors who is not otherwise an employee or executive officer of the Company or a Subsidiary;

“Option” means an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof, and includes an ISO;

“Option Agreement” means a written agreement between the Company and a Participant evidencing the grant of Options and the terms and conditions thereof, a form of which is attached hereto as Exhibit A;

“Option Price” has the meaning ascribed thereto in Section 3.2 hereof;

“Option Term” has the meaning ascribed thereto in Section 3.4 hereof;

“Outstanding Issue” means the number of Shares that are outstanding as at a specified time, on a non-diluted basis;

3

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Performance Criteria” means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award.

“Performance Period” means the period determined by the Board at the time any Award is granted or at any time thereafter during which any Performance Criteria and any other vesting conditions specified by the Board with respect to such Award are to be measured;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Great Panther Silver Limited Omnibus Incentive Plan, including any amendments or supplements hereto made after the effective date hereof;

“Restriction Period” means the period determined by the Board pursuant to Section 4.3 hereof;

“RSU” or “Restricted Share Unit” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a written agreement between the Company and a Participant evidencing the grant of RSUs and the terms and conditions thereof;

“RSU Settlement Date” has the meaning determined in Section 4.5(1);

“RSU Vesting Determination Date” has the meaning described thereto in Section 4.4 hereof;

“Shares” means the common shares in the share capital of the Company;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, Insiders, or Consultants of the Company or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer, Insider, or Consultant which is financially assisted by the Company or a Subsidiary by way of a loan, guarantee or otherwise;

“Stock Exchange” means the TSX or the NYSE MKT or, if the Shares are not listed or posted for trading on any of such stock exchanges at a particular date, any other stock exchange on which the majority of the trading volume and value of the Shares are listed or posted for trading;

“Subsidiary” means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be a director, executive officer, employee or Consultant of the Company or one of its Subsidiaries and (ii) in the event of the termination of the Participant’s employment, or position as director, executive or officer of the Company or a Subsidiary, or Consultant, the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or the Subsidiary, as the case may be;

“Termination of Service” means that a Participant has ceased to be an Eligible Participant;

4

“Trading Session” means a trading session on a day which the applicable Stock Exchange is open for trading;

“TSX” means the Toronto Stock Exchange;

“US Tax Code” means the United States’ Internal Revenue Code of 1986, as amended; and

“Vested Awards” has the meaning described thereto in Section 6.2(5) hereof.

Section 1.2 Interpretation.

(1)	Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.
(2)	The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.
(3)	In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.
(4)	The words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. As used herein, the expressions “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.
(5)	Unless otherwise specified in the Participant’s Grant Agreement, all references to money amounts are to Canadian currency.
(6)	For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant’s estate or will.
(7)	If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

Article 2
PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1 Purpose of the Plan.

The purpose of the Plan is to permit the Company to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)	to increase the interest in the Company’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary;
(b)	to provide an incentive to such Eligible Participants to continue their services for the Company or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to its success, image, reputation or activities;
5

(c)	to reward Participants for their performance of services while working for the Company or a Subsidiary; and
(d)	to provide a means through which the Company or a Subsidiary may attract and retain able Persons to enter its employment or service.

Section 2.2 Implementation and Administration of the Plan.

(1)	The Plan shall be administered and interpreted by the board of directors of the Company (the “Board”) or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. If such committee or plan administrator is appointed for this purpose, all references to the “Board” herein will be deemed references to such committee or plan administrator. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval.
(2)	Subject to Article 7 and any applicable rules of a Stock Exchange, the Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of the Plan and/or to address tax or other requirements of any applicable jurisdiction.
(3)	Subject to the provisions of this Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operations of the Plan as it may deem necessary or advisable. The Board may delegate to officers or managers of the Company, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, in whole or in part. Any such delegation by the Board may be revoked at any time at the Board’s sole discretion. The interpretation, administration, construction and application of the Plan and any provisions hereof made by the Board, or by any officer, manager, committee or any other Person to which the Board delegated authority to perform such functions, shall be final and binding on the Company, its Subsidiaries and all Eligible Participants.
(4)	No member of the Board or any Person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder. Members of the Board or and any person acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.
(5)	The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Company. For greater clarity, the Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

Section 2.3 Participation in this Plan.

(1)	The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award, the exercise of an Option or transactions in the Shares or otherwise in respect of participation under the Plan. Neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.
6

(2)	Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Company or any of its Subsidiaries. No asset of the Company or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.
(3)	Unless otherwise determined by the Board, the Company shall not offer financial assistance to any Participant in regards to the exercise of any Award granted under this Plan.

Section 2.4 Shares Subject to the Plan.

(1)	Subject to adjustment pursuant to Article 7 hereof, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.
(2)	The maximum number of Shares reserved for issuance, in the aggregate, under this Plan shall be equal to 10% of the Outstanding Issue, less any Shares underlying Options granted under the Existing Option Plan or other Share Compensation Arrangement of the Company. Any Shares reserved for issue on exercise of Existing Options shall, upon expiry or forfeiture without exercise of such Existing Options, be available for issuance under this Plan. For the purposes of calculating the number of Shares reserved for issuance under this Plan, each Share subject to a Full Value Award shall be counted as reserving two Shares under the Plan, and each Share subject to an Option shall be counted as reserving one Share under the Plan. For greater clarity, if only Full Value Awards are issued the maximum number of Shares that would be reserved for issuance under the Plan would be 5%, and if half of the Shares reserved for issuance under the Plan are used for Options and the other half used for Full Value Awards, then the maximum number of Shares reserved for issuance would be 7.5%.
(3)	No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above-noted total numbers of Shares reserved for issuance pursuant to the settlement of Awards.
(4)	No new grants of Options will be made under the Existing Option Plan.
(5)	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture are forfeited, the Shares covered by such Award, if any, will again be available for issuance under the Plan. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.
(6)	The maximum number of Shares that may be issued pursuant to Options intended as ISOs shall be limited to 5% of the Outstanding Issue, measured as of the date this Plan is submitted to shareholders for approval, less any Shares underlying Existing Options or other Share Compensation Arrangement of the Company. The limit described in this Section 2.4(6) is part of, and will not expand, the aggregate limit described in Section 2.4(2).

Section 2.5 Limits with Respect to Insiders, Individual Limits, and Annual Grant Limits.

(1)	The maximum number of Shares issuable to Eligible Participants who are Insiders, at any time, under this Plan, the Existing Option Plan and any other proposed or established Share Compensation Arrangement, shall not exceed ten percent (10%) of the Outstanding Issue from time to time (calculated on a non-diluted basis).
7

(2)	The maximum number of Shares issued to Eligible Participants who are Insiders, within any one year period, under this Plan, the Existing Option Plan and any other proposed or established Share Compensation Arrangement, shall not exceed ten percent (10%) of the Outstanding Issue from time to time (calculated on a non-diluted basis).
(3)	Any Award granted pursuant to the Plan, or securities issued under the Existing Option Plan and any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits set out in Section 2.5(1) and Section 2.5(2).
(4)	The maximum number of Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one-year period shall not exceed 5% of the Outstanding Issue (as of the commencement of such one-year period).

Section 2.6 Granting of Awards.

(1)	Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any stock exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant of such Awards or exercise of any Option or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

Section 2.7 Limits with Respect to Non-Employee Directors.

The Board may make Awards to Non-Employee Directors under the Plan provided that the annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options.

Article 3
OPTIONS

Section 3.1 Nature of Options.

An Option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

Section 3.2 Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and the Option Term, the whole subject to the terms and conditions prescribed in this Plan or in any Option Agreement, and any applicable rules of a Stock Exchange.

8

Section 3.3 Option Price.

The Option Price for Shares that are the subject of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4 Option Term.

(1)	The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall, subject to Section 3.8(1) not be more than ten (10) years from the date the Option is granted (“Option Term”). Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options.
(2)	Should the expiration date for an Option fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Black-Out Period, such tenth (10th) Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 7.3 hereof, the ten (10) Business Day-period referred to in this Section 3.4(2) may not be extended by the Board.

Section 3.5 Exercise of Options.

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, any exercise of Options by a Participant shall be made in accordance with the Company’s insider trading policy.

Section 3.6 Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Company at its registered office to the attention of the Corporate Secretary of the Company (or the individual that the Corporate Secretary of the Company may from time to time designate) or give notice in such other manner as the Company may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Board of the purchase price for the number of Shares specified therein and, if required by Section 8.2, the amount necessary to satisfy any taxes.
(2)	Upon the exercise, the Company shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares either to:
(a)	deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or
(b)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares.
9

(3)	The Board may, in its discretion and at any time, determine to grant a Participant the alternative (the “Cashless Exercise Right”), when entitled to exercise an Option, to deal with such Option on a “cashless exercise” basis, on such terms as the Board may determine in its discretion. Without limitation, the Board may determine in its discretion that such Cashless Exercise Right, if any, grant a Participant the right to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Shares pursuant to the exercise of the Option, receive, without payment of any cash other than pursuant to Section 8.2 that number of Shares, disregarding fractions, which when multiplied by the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right, have a total value equal to the product of that number of Shares subject to the Option multiplied by the difference between the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right and the Option Price.

Section 3.7 Option Agreements.

Options shall be evidenced by an Option Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine. The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 3.8 Incentive Stock Options.

(1)	ISOs are available only for Participants who are employees of the Company, or a “parent corporation” or “subsidiary corporation” (as such terms are defined in Section 424(e) and (f) of the US Tax Code), on the date the Option is granted. In addition, a Participant who holds an ISO must continue as an employee, except that upon termination of employment the Option will continue to be treated as an ISO for three months, after which the Option will no longer qualify as an ISO, except as provided in this Section 3.8(1). A Participant’s employment will be deemed to continue during period of sick leave, military leave or other bona fide leave of absence, provided the leave of absence does not exceed three (3) months, or the Participant’s return employment is guaranteed by statute or contract. If a termination of employment is due to permanent disability, an Option may continue its ISO status for one year, and if the termination is due to death, the ISO status may continue for the balance of the Option’s term. Nothing in this Section 3.8(1) will be deemed to extend the original expiry date of an Option.
(2)	A Participant who owns, or is deemed to own, pursuant to Section 424(e) of the US Tax Code, Shares possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company may not be granted an Option that is an ISO unless the Option Price is at least one hundred ten percent (110%) of the Market Value of the Shares, as of the date of the grant, and the Option is not exercisable after the expiration of five (5) years from the date of grant.
(3)	To the extent the aggregate Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under all plans of the Company and any affiliates) exceeds One Hundred Thousand Dollars ($100,000US), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Options other than ISOs, notwithstanding any contrary provision in the applicable Option Agreement.

Article 4
RESTRICTED SHARE UNITS

Section 4.1 Nature of RSUs.

An RSU is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient Participant to acquire Shares as determined by the Board or, subject to Section 4.2(3), to receive the Cash Equivalent or a combination thereof, as the case may be, pursuant and subject to such restrictions and conditions as the Board may determine at the time of grant, unless such RSU expires prior to being settled. Vesting conditions may, without limitation, be based on continuing employment (or other service relationship) and/or achievement of Performance Criteria. Unless otherwise determined by the Board in its discretion, the Award of an RSU is considered a bonus for services rendered in the calendar year in which the Award is made.

10

Section 4.2 RSU Awards.

(1)	The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restriction Period of such RSUs, (provided, however, that no such Restriction Period shall exceed the 3 years referenced in Section 4.3) and (iv) any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.
(2)	Subject to the vesting and other conditions and provisions in this Plan and in the RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive one Share, the Cash Equivalent or a combination thereof as soon as possible upon confirmation by the Board that the vesting conditions (including the Performance Criteria, if any) have been met and no later than the last day of the Restriction Period.
(3)	Any RSU Award which includes individual Performance Criteria shall only be settled through the issuance of Shares from treasury of the Company.

Section 4.3 Restriction Period.

The applicable restriction period in respect of a particular RSU shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such RSU is granted, occurred (“Restriction Period”). All unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 4.4) and, in any event, no later than the last day of the Restriction Period.

Section 4.4 RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to an RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than December 15 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such RSU is granted, occurred.

Section 4.5 Settlement of RSUs.

(1)	Except as otherwise provided in the RSU Agreement, all of the vested RSUs covered by a particular grant may be settled within five (5) Business Days following their RSU Vesting Determination Date but no later than the end of the Restriction Period (the “RSU Settlement Date”).
(2)	Settlement of RSUs shall take place promptly following the RSU Settlement Date, and no later than the end of the Restriction Period, and subject to Section 4.2(3) take the form determined by the Board, in its sole discretion. Settlement of RSUs shall be subject to Section 8.2 and shall, subject to Section 4.2(3), take place through:
(a)	in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;
(b)	in the case of settlement of RSUs for Shares:
11

(i)	delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or
(ii)	in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or
(c)	in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Section 4.6 Determination of Amounts.

(1)	For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account to settle in cash.
(2)	For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of RSUs pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account to settle in Shares.

Section 4.7 RSU Agreements.

RSUs shall be evidenced by an RSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. The RSU Agreement shall contain such terms that may be considered necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 4.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested RSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant’s Account in additional RSUs, the number of which shall be equal to a fraction where the numerator is the product of (i) the number of RSUs in such Participant’s Account on the date that dividends are paid multiplied by (ii) the dividend paid per Share and the denominator of which is the Market Value of one Share calculated on the date that dividends are paid. Any additional RSUs credited to a Participant’s Account as a Dividend Equivalent pursuant to this Section 4.8 shall have an RSU Vesting Determination Date which is the same as the RSU vesting Determination Date for the RSUs in respect of which such additional RSUs are credited.

In the event that the Participant’s applicable RSUs do not vest, all Dividend Equivalents, if any, associated with such RSUs will be forfeited by the Participant and returned to the Company’s account.

12

Article 5
deferred share units

Section 5.1 Nature of DSUs.

A DSU is an Award attributable to a Participant’s duties of an office, directorship or employment and that, upon settlement, entitles the recipient Participant to receive such number of Shares as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, and is payable after Termination of Service of the Participant.

Section 5.2 DSU Awards.

The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants (who for the purposes of the grant of DSUs shall not include Consultants) who may receive DSU Awards under the Plan, (ii) fix the number of DSU Awards to be granted to each Eligible Participant and the date or dates on which such DSU Awards shall be granted, and (iii) the relevant conditions and vesting provisions for such DSU Awards, subject to the terms and conditions prescribed in this Plan and in any DSU Agreement. Each DSU awarded shall entitle the Participant to one Share, or the Cash Equivalent, or a combination thereof.

Section 5.3 Settlement of DSUs.

(1)	A Participant may receive their Shares, or Cash Equivalent, or a combination thereof, to which such Participant is entitled upon Termination of Service, by filing a Notice of Settlement on or before December 15 of the first calendar year commencing after the date of the Participants Termination of Service. If the Participant does not file such notice on or before that December 15, the Participant will be deemed to have filed the Notice of Settlement on December 15 (the date of the filing or deemed filing of the Notice of Settlement, the “Filing Date”).
(2)	The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service.
(3)	In the event of the death of a Participant, the Company will, subject to Section 8.2, make payment of the DSU Settlement Amount within two months of the Participant’s death to or for the benefit of the legal representative of the deceased Participant. For the purposes of the calculation of the Settlement Amount, the Filing Date shall be the date of the Participant’s death.
(4)	Subject to the terms of the DSU Award Agreement, including the satisfaction or, at the discretion of the Board, waiver of any vesting conditions, settlement of DSUs shall take place promptly following the Filing Date, and take the form provided for in Section 5.3(4)(a)(b) or (c) as determined by the Board, in its sole discretion. Settlement of DSUs shall be subject to Section 8.2 and shall take place through:
(a)	in the case of settlement of DSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;
(b)	in the case of settlement of DSUs for Shares:
(i)	delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or
(ii)	in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or
13

(c)	in the case of settlement of the DSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Section 5.4 Determination of DSU Settlement Amount.

(1)	For purposes of determining the Cash Equivalent of DSUs to be made pursuant to Section 5.3 such calculation will be made on the Filing Date based on the Market Value on the Filing Date multiplied by the number of vested DSUs in the Participant’s Account to settle in cash.
(2)	For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of DSUs pursuant to Section 5.3, such calculation will be made on the Filing Date based on the whole number of Shares equal to the whole number of vested DSUs then recorded in the Participant’s Account to settle in Shares.

Section 5.5 Termination of Unvested DSU Awards.

If, as of the Filing Date, a vesting condition applicable to a DSU Award has not been satisfied or, at the discretion of the Board, waived, then such DSU Award, or portion thereof to which the vesting condition applies, shall terminate.

Section 5.6 DSU Agreements.

DSUs shall be evidenced by a DSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. The DSU Agreement shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 5.7 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested DSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant’s Account in additional DSUs, the number of which shall be equal to a fraction where the numerator is the product of (i) the number of DSUs in such Participant’s Account on the date that dividends are paid multiplied by (ii) the dividend paid per Share and the denominator of which is the Market Value of one Share calculated on the date that dividends are paid. Any additional DSUs credited to a Participant’s Account as a Dividend Equivalent pursuant to this Section 5.7 shall be subject to the same terms and conditions, including vesting conditions, as the underlying DSU Award.

Article 6
GENERAL CONDITIONS

Section 6.1 General Conditions Applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)	Vesting Period. Each Award granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Award. The Board has the right to accelerate the date upon which any Award becomes exercisable notwithstanding the vesting schedule set forth for such Award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration.
14

(2)	Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Company or a Subsidiary to the Participant of employment or another service relationship with the Company or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Company or any of its Affiliates in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant’s employment or service in any office or otherwise.
(3)	Grant of Awards. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Eligible Participant does not confer upon any Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Awards at any time. The extent to which any Eligible Participant is entitled to be granted Awards pursuant to this Plan will be determined in the sole discretion of the Board. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Company or any Subsidiary.
(4)	Rights as a Shareholder. Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.
(5)	Conformity to Plan. In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.
(6)	Non-Transferrable Awards. Except as specifically provided in a Grant Agreement approved by the Board, each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.
(7)	Participant’s Entitlement. Except as otherwise provided in this Plan or unless the Board permits otherwise, upon any Subsidiary of the Company ceasing to be a Subsidiary of the Company, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, executive officer, employee or Consultant of such Subsidiary of the Company and not of the Company itself, whether or not then exercisable, shall automatically terminate on the date of such change.

Section 6.2 General Conditions Applicable to Options.

Each Option shall be subject to the following conditions:

(1)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Plan, the determination by the Company that the Participant was discharged for Cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Company’s codes of conduct and any other reason determined by the Company to be cause for termination.
15

(2)	Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Company or a Subsidiary being terminated without Cause, (i) any unvested Option granted to such Participant shall terminate and become void immediately and (ii) any vested Option granted to such Participant may be exercised by such Participant. Unless otherwise determined by the Board, in its sole discretion, such Option shall only be exercisable within the earlier of ninety (90) days after the Termination Date, or the expiry date of the Award set forth in the Grant Agreement, after which the Option will expire.
(3)	Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company or a Subsidiary, (i) each unvested Option granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire.
(4)	Permanent Disability/Retirement. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability, (i) any unvested Option shall terminate and become void immediately, and (ii) any vested Option will cease to be exercisable on the earlier of the ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Subsidiary by reason of permanent disability, and the expiry date of the Award set forth in the Grant Agreement, after which the Option will expire.
(5)	Death. Upon a Participant ceasing to be an Eligible Participant by reason of death, any vested Option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options (the “Vested Awards”) on the date of such Participant’s death. Such Vested Awards shall only be exercisable within six (6) months after the Participant’s death or prior to the expiration of the original term of the Options whichever occurs earlier.
(6)	Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the Plan shall be terminated, provided that all vested Options in the Participant’s Account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.

Section 6.3 General Conditions Applicable to RSUs and DSUs.

Each RSU and DSU, as applicable, shall be subject to the following conditions:

(1)	Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of his or her resignation from the Company or a Subsidiary, the Participant’s participation in the Plan shall be terminated immediately, all RSUs and DSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such Participant’s unvested RSUs and DSUs shall be forfeited and cancelled on the Termination Date.
(2)	Death, Leave of Absence or Termination of Service. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, or upon a Participant ceasing to be Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination of Service for reasons other than for Cause, (iv) his or her employment or service relationship with the Company or a Subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain outstanding and in effect until the applicable RSU Vesting Determination Date, and
16

(a)	If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such unvested RSUs shall be forfeited and cancelled; and
(b)	If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were met for such RSUs, the Participant shall be entitled to receive pursuant to Section 4.5 that number of Shares or Cash Equivalent or a combination thereof equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Company or a Subsidiary during the applicable Restriction Period as of the date of the Participant’s death, retirement, termination or Eligibility Date and the denominator of which shall be equal to the total number of months included in the applicable Restriction Period (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Company shall distribute such number of Shares or Cash Equivalent or a combination thereof to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Restriction Period, the Company shall debit the corresponding number of RSUs from the Account of such Participant’s or such deceased Participants’, as the case may be, and the Participant’s rights to all other Shares or Cash Equivalent or a combination thereof that relate to such Participant’s RSUs shall be forfeited and cancelled.
(3)	General. For greater certainty, where (i) a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to Section 6.3(1) or Section 6.3(2) hereof or (ii) a Participant elects for a voluntary leave of absence pursuant to Section 6.3(2) hereof following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.
(4)	US Tax Compliance. Awards granted to Participants subject to the US Tax Code will be intended to be comply with, or be exempt from, all aspects of Section 409A of the US Tax Code and related regulations. Notwithstanding any provision to the contrary, all taxes associated with participation in the Plan, including any liability imposed by Section 409A of the US Tax Code, shall be borne by the Participant.
(a)	For purposes of interpreting and applying the provisions of any Award to a Participant subject to the US Tax Code, the term “termination of employment” or similar phrase will be interpreted to mean a “separation from service,” as defined under Section 409A of the US Tax Code, provided, however, that with respect to an Award subject to the Tax Act, if the Tax Act requires a complete termination of the employment relationship to receive the intended tax treatment, then “termination of employment” will be interpreted to only include a complete termination of the employment relationship.
(b)	If payment under an Award to a Participant is in connection with the Participant’s termination of employment, and at the time of the termination of employment the Participant is subject to the US Tax Code and is considered a “specified employee” (within the meaning of Section 409A of the US Tax Code), then any payment that would otherwise be payable during the six-month period following the termination of employment will be delayed until after the expiration of the six-month period, to the extent necessary to avoid taxes and penalties under Section 409A of the US Tax Code, provided that any amounts that would have been paid during the six-month period may be paid in a single lump sum on the first day of the seventh month following the termination of employment.
17

Article 7
ADJUSTMENTS AND AMENDMENTS

Section 7.1 Adjustment to Shares Subject to Outstanding Awards.

At any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award or the forfeiture or cancellation of such Award, in the event of (i) any subdivision of the Shares into a greater number of Shares, (ii) any consolidation of Shares into a lesser number of Shares, (iii) any reclassification, reorganization or other change affecting the Shares, (iv) any merger, amalgamation or consolidation of the Company with or into another corporation, or (iv) any distribution to all holders of Shares or other securities in the capital of the Company, of cash, evidences of indebtedness or other assets of the Company (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Company or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall in its sole discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a)	adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award;
(b)	adjustments to the number of Shares to which the Participant is entitled upon exercise of such Award; or
(c)	adjustments to the number of kind of Shares reserved for issuance pursuant to the Plan.

Section 7.2 Change of Control.

(1)	In the event of a potential Change of Control, the Board shall have the power, in its sole discretion, to modify the terms of this Plan and/or the Awards to assist the Participants to tender into a take-over bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 7.2 not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 7.2 or the definition of “Change of Control”: (i) any conditional exercise of vested Options shall be deemed to be null, void and of no effect, and such conditionally exercised Awards shall for all purposes be deemed not to have been exercised, (ii) Shares which were issued pursuant to exercise of Options which vested pursuant to this Section 7.2 shall be returned by the Participant to the Company and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Awards which vested pursuant to this Section 7.2 shall be reinstated.
(2)	If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards shall immediately vest and become exercisable, and remain open for exercise until the earlier of their expiry date a set out in the Award Agreement and for certainty in the case of Options, the date that is 90 days after such termination or dismissal.
18

Section 7.3 Amendment or Discontinuance of the Plan.

(1)	The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:
(a)	not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;
(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the TSX, or any other regulatory body having authority over the Company; and
(c)	be subject to shareholder approval, where required by law or the requirements of the TSX provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make the following amendments to this Plan:
(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;
(ii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;
(iii)	any amendment which accelerates the date on which any Option may be exercised under the Plan;
(iv)	any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE MKT or any other regulatory body;
(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;
(vi)	any amendment regarding the administration of the Plan;
(vii)	any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and
(viii)	any other amendment that does not require the approval of the shareholders of the Company under Section 7.3(2).
(2)	Notwithstanding Section 7.3(1), the Board shall be required to obtain shareholder approval to make the following amendments:
(a)	any increase to the maximum number of Shares issuable under the Plan, except in the event of an adjustment pursuant to Article 7;
(b)	except in the case of an adjustment pursuant to Article 7, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;
(c)	any amendment which extends the expiry date of any Award, or the Restriction Period of any RSU beyond the original expiry date or Restriction Period;
(d)	any amendment which increases the maximum number of Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7;
19

(e)	any amendment to the number of Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period;
(f)	any amendment to the limits on Awards to Non-Employee Directors set out in Section 2.7;
(g)	any amendment to the number of Shares that may made issuable pursuant to the grant of Incentive Stock Options;
(h)	any amendment to the definition of an Eligible Participant under the Plan; and
(i)	any amendment to the amendment provisions of the Plan;

provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Article 8
MISCELLANEOUS

Section 8.1 Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent or trustee to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Company and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 8.2 Tax Withholding.

(1)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding may be satisfied in such manner as the Company determines, including by (a) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company pursuant to Section 8.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or determined by the Company as appropriate.
(2)	Notwithstanding Section 8.2(1), the applicable tax withholdings may be waived where a Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Tax Act apply.

Section 8.3 Clawback.

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement) or any policy adopted by the Company. Without limiting the generality of the foregoing, the Board may provide in any case that outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non-solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) any policy adopted by the Company applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Plan. In addition, the Board may require forfeiture and disgorgement to the Company of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable stock exchange listing standards, including any related policy adopted by the Company. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required hereunder. Neither the Board nor the Company nor any other person, other than the Participant and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her permitted transferees, if any, that may arise in connection with this Section 8.3.

20

Section 8.4 Securities Law Compliance.

(1)	The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and exercise of any Option, and the Company’s obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Stock Exchanges and to such approvals by any regulatory or governmental agency as may, as determined by the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.
(2)	No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.
(3)	The Company shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with a Stock Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.
(4)	If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Company to issue such Shares shall terminate and any funds paid to the Company in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

Section 8.5 Reorganization of the Company.

The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

21

Section 8.6 Quotation of Shares.

So long as the Shares are listed on one or more Stock Exchanges, the Company must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on any Stock Exchange.

Section 8.7 No Fractional Shares.

No fractional Shares shall be issued upon the exercise of any Option granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of such Option, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to purchase the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 8.8 Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Section 8.9 Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 8.10 Effective Date of the Plan

The Plan was ratified by the shareholders of the Company and shall take effect on June 8, 2017.

22